As confidentially submitted to the Securities and Exchange Commission on June 2, 2026.

This draft registration statement has not been publicly filed with the

Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. [333- ]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM F-3

REGISTRATION STATEMENT

UNDER THE

SECURITIES ACT OF 1933

TANTECH HOLDINGS LTD
(Exact name of registrant as specified in its charter)

British Virgin Islands	Not Applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323000

People’s Republic of China

+86 (578) 226-2305

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CT Corporation System

28 Liberty St.

New York, NY 10005

+1 (212) 894-8940 — telephone

(Name, address including zip code, and telephone number, including area code, of agent for service)

With a copy to:

Anthony W. Basch, Esq.

 Ziqian Wang, Esq.

Kaufman & Canoles, P.C.

Two James Center, 14th Floor

1021 East Cary Street

Richmond, Virginia 23219

+1 (804) 771-5700 — telephone

+1 (888) 360-9092 — facsimile

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement as determined by the registrant.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated June 2, 2026

PROSPECTUS

Up to 43,000,026 Class A Common Shares

TANTECH HOLDINGS LTD

This prospectus relates to the resale, from time to time, by the Selling Shareholders (the “Selling Shareholders”) identified in this prospectus under the caption “Selling Shareholders,” of up to 43,000,026 Class A Common Shares, no par value (the “Common Shares”), of Tantech Holdings Ltd, issuable upon exercise of certain Series E warrants and Series F warrants (collectively, the “Warrants”).

We are registering the Common Shares on behalf of the Selling Shareholders to be sold by them from time to time.

We are not selling any Common Shares under this prospectus and will not receive any proceeds from the sale of Common Shares by the Selling Shareholders. We may receive cash proceeds equal to the total exercise price of the Series E Warrants and the Series F Warrants, or the Warrants, to the extent that the Warrants are exercised using cash. The exercise price of each Series E Warrant is $0.30 per Common Share and the exercise price of each Series F Warrant is $0.35 per Common Share, subject to adjustments. See “Use of Proceeds.”

The Selling Shareholders may sell the Common Shares offered by this prospectus from time to time on terms to be determined at the time of sale through ordinary brokerage transactions or through any other means described in this prospectus under the caption “Plan of Distribution.” The Common Shares may be sold at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

Our Common Shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “TANH.” On May 29, 2026, the closing price of our Common Shares was $0.4268 per share. There is no established market for the Warrants and we do not intend to apply to list the Warrants on any securities exchange or other nationally recognized trading system.

2

We are not a Chinese operating company but a British Virgin Islands holding company with operations conducted by our subsidiaries established in People’s Republic of China (“PRC” or “China”), Hong Kong Special Administrative Region of the People’s Republic of China (“HKSAR” or “Hong Kong”) and British Virgin Islands. Therefore, investing in our securities being offered pursuant to this prospectus involves unique and high degree of risks. You should carefully read and consider the risk factors beginning on page 28 of this prospectus, and the risk factors described in the documents incorporated by reference into this prospectus for more information before you make your investment decision.

The securities offered in this offering are of the offshore holding company Tantech Holdings Ltd (the “Company”), which owns equity interests, directly or indirectly, of the operating subsidiaries. Subsidiaries conduct operations in China and the holding company does not conduct operations in China. Unless otherwise stated, as used in this prospectus and in the context of describing our operations and consolidated financial information, “Tantech” “we,” “us,” “Company,” or “our,” refers to Tantech Holdings Ltd, a British Virgin Islands business company. “PRC Subsidiaries” refer to our subsidiaries incorporated in mainland China, and “Hong Kong Subsidiaries” refer to our subsidiaries incorporated in Hong Kong. We will also refer to all of our subsidiaries, “Subsidiaries”.

We are also subject to legal and operational risks associated with being based in and having the majority of the company’s operations in PRC. The Chinese government may intervene or influence the operation of our PRC operating entities and exercise significant oversight and discretion over the conduct of their business and may intervene in or influence their operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our Common Shares. Further, any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly released the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the Opinions. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements, etc. The Opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future.

On February 17, 2023, with the approval of the State Council, China Securities Regulatory Commission (the “CSRC”) issued the relevant system and rules for the management of overseas listing records, which has been implemented since March 31, 2023. A total of six institutional rules (the “Listing Records Rules”) have been issued this time, including the Trial Measures for the Administration of Overseas Issuance and Listing of Securities by Domestic Enterprises (hereinafter referred to as the “Trial Measures”) and five supporting guidelines. Under the Listing Records Rules, a company established in mainland China seeking securities offering and listing, by both direct or indirect means, in an overseas market is required to undertake filing procedures with the CSRC for its overseas offering and listing activities. The Trial Measures also set forth a list of circumstance under which overseas offering and listing by domestic companies established in mainland China is prohibited, including: (i) where such securities offering and listing is explicitly prohibited by the PRC laws; (ii) where the intended securities offering and listing may endanger national security as reviewed and determined by competent PRC authorities under the State Council in accordance with PRC laws; (iii) where the domestic company established in mainland China, or its controlling shareholders and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three (3) years; (iv) where the domestic company established in mainland China seeking securities offering and listing is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has yet been made thereof; and (v) where there are material ownership disputes over equity held by the controlling shareholder of the company established in mainland China or by other shareholders that are controlled by the controlling shareholder and/or actual controller. In accordance with the Trial Measures, the listing and trading of our Common Shares on Nasdaq is deemed as an indirect overseas offering and listing by domestic companies established in mainland China, and thus, we are subject to the Listing Records Rules and the relevant filing procedures as required. Further, we believe, as of the date of this prospectus, none of the circumstances prohibiting the overseas offering and listing by domestic companies established in mainland China as listed above applies to us, and we can offer and continue to offer our Common Shares on Nasdaq.

3

In accordance with the Notice on the Arrangement for the Filing of Overseas Offering and Listing by Domestic Companies issued by the CSRC along with the Listing Records Rules on the same day, we are deemed as an “Existing Issuer” because we had been listed overseas before March 31, 2023. Under such Notice, we are not required to undertake the initial filing procedure immediately. However, we shall carry out filing procedures as required in a timely manner for the subsequent events, including any further follow-up offerings on Nasdaq, dual and/or secondary offering and listing on different overseas markets, and occurrence of material events including change of control, investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities, change of listing status or transfer of listing segment, and voluntary or mandatory delisting. If we or our Mainland China Subsidiaries in future fail to undertake filing procedures as stipulated in the Trial Measures, or offer and list securities in an overseas market in violation of the Trial Measures, the CSRC may order rectification, issue warnings to us and/or our Mainland China Subsidiaries, and impose a fine of between RMB 1,000,000 yuan and RMB 10,000,000 yuan. The CSRC may also inform its regulatory counterparts in the overseas jurisdictions, such as the SEC, via cross-border securities regulatory cooperation mechanisms.

Further, on February 24, 2023, the CSRC, together with Ministry of Finance, National Administration of State Secrets Protection, and National Archives Administration of China, released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Confidentiality Provisions”), which has come into effect on March 31, 2023 with the Trial Measures. Under the Confidentiality Provisions, domestic companies established in mainland China seeking overseas offering and listing, by both direct and indirect means, are required to institute a sound confidentiality and archives system. If such domestic companies established in mainland China intend to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, they shall obtain approval from competent authorities and complete the relevant filing procedure with the competent secrecy administrative department prior to their disclosure or provision of such documents and materials. Further, if they provide or publicly disclose documents and materials which may adversely affect national security or public interests, they shall strictly follow the corresponding procedures in accordance with relevant laws and regulations. Any failure or perceived failure by us or our subsidiaries to comply with the above confidentiality and archives administration requirements under the Confidentiality Provisions and other relevant PRC laws and regulations may cause relevant entities to be held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime. As of the date of this prospectus, we believe that we and our subsidiaries have not provided or publicly disclosed any documents or materials involving state secrets or work secrets of PRC government agencies or any of which may adversely affect national security or public interests, to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. We intend to strictly comply with the Confidentiality Provisions and other relevant PRC laws and regulations in our offering and listing on Nasdaq in future.

However, any failure of us or our mainland China subsidiaries to fully comply with the Listing Records Rules and/or the Confidentiality Provisions, may significantly limit or completely hinder our ability to offer or continue to offer our Common Shares on Nasdaq, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our Common Shares to significantly decline in value or become worthless. See “Risk Factor — Risks Related to Doing Business in China — The filing with the CSRC is required, and the approval of, filing or other procedures with other Chinese regulatory authorities may be required, in connection with issuing securities to foreign investors under PRC law, and, if required, we cannot predict whether we will be able, or how long it will take us, to obtain such approval or complete such filing or other procedures.

4

We or our Subsidiaries may also be subject to PRC laws relating to the use, sharing, retention, security and transfer of confidential and private information, such as personal information and other data. On November 14, 2021, the Cyberspace Administration of China (“CAC”) released the Regulations on the Network Data Security Management (Draft for Comments), or the Data Security Management Regulations Draft, to solicit public opinion and comments till December 13, 2021, which has not been promulgated as of the date of this prospectus. Pursuant to the Data Security Management Regulations Draft, data processors holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad. Data processing activities refers to activities such as the collection, retention, use, processing, transmission, provision, disclosure, or deletion of data. According to the latest amended Cybersecurity Review Measures, which was promulgated on November 16, 2021, and became effective on February 15, 2022, an online platform operator holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad. As of the date of this prospectus, we have not been informed by any PRC governmental authority of any requirement that we or our Subsidiaries file for approval for this offering. We don’t believe that we or any of our Subsidiaries will be subject to either the amended Cybersecurity Review Measures or the Data Security Management Regulations Draft since none of us hold more than one million users/users’ individual information. However, it is uncertain how the above-mentioned new laws or regulations will be enacted, interpreted or implemented, and whether it will affect us. Since the regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our Subsidiaries’ daily business operation, their ability to accept foreign investments, and our ability to continue to list or offer securities on an U.S. exchange.

On February 7, 2021, the Anti-Monopoly Committee of the State Council promulgated the Anti-monopoly Guidelines for the Platform Economy Sector, or the Anti-monopoly Guideline, aiming to improve anti-monopoly administration on online platforms. The Anti-monopoly Guideline, operating as the compliance guidance under the then-existing PRC anti-monopoly regulatory regime for platform economy operators, specifically prohibits certain acts of the platform economy operators that may have the effect of eliminating or limiting market competition, such as concentration of undertakings.

The PRC anti-monopoly regulatory regime started with the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress of China (“SCNPC”) on August 30, 2007 and effective on August 1, 2008, which requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the Ministry of Commerce of China (“MOFCOM”) before they can be completed. In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Regulations, which became effective on September 1, 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the MOFCOM Security Review Regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by the NDRC, and MOFCOM under the leadership of the State Council, to carry out the security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions.

As a holding company, we may rely upon dividends paid to us by our subsidiaries in the PRC to pay dividends and to finance any debt we may incur. As of the date of this prospectus, none of our subsidiaries has issued any dividends or distributions to us and we have not made any dividends or distributions to our shareholders. Our subsidiaries in the PRC generate and retain cash generated from operating activities and re-invest it in our business.

Under BVI law, we may pay a dividend on our shares out of either profit, provided that in no circumstances may a dividend be paid if this would result in us being unable to pay our debts due in the ordinary course of business. If we determine to pay dividends, as a holding company, we will be dependent on receipt of funds from our subsidiaries in PRC through our Hong Kong subsidiaries.

5

Current PRC regulations permit our subsidiary in mainland China to pay dividends to the Company only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Under our current corporate structure, we rely on dividend payments or other distributions from our subsidiaries to fund any cash and financing requirements we may have, including the funds necessary to pay dividends and other cash distributions to our shareholders or to service any debt we may incur. If any subsidiary incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to us. In addition, under PRC laws and regulations, each of our Chinese subsidiaries is required to set aside a portion of their net income each year to fund a statutory surplus reserve until such reserve reaches 50% of its registered capital. This reserve is not distributable as dividends. As a result, our PRC subsidiaries are restricted in their ability to transfer a portion of its net assets to us in the form of dividends, loans or advances. Further, the PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. If we are unable to receive funds from our subsidiaries, we may be unable to pay cash dividends on our Common Shares.

Cash dividends, if any, on our common shares will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%. A 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises. Any gain realized on the transfer of common shares by such investors is also subject to PRC tax at a current rate of 10% which in the case of dividends will be withheld at source if such gain is regarded as income derived from sources within the PRC.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC resident enterprise. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong resident enterprise must be the beneficial owner of the relevant dividends; and (b) the Hong Kong resident enterprise must directly hold no less than 25% share ownership in a PRC entity during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong entity must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot be certain that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiaries. As of the date of this prospectus, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Our Hong Kong subsidiaries intend to apply for the tax resident certificate when our subsidiaries in mainland China plan to declare and pay dividends to their Hong Kong parent companies.

As an offshore holding company, we will be permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund-raising activities to our subsidiaries in China only through loans or capital contributions, subject to the satisfaction of the applicable government registration and approval requirements. Before providing loans to our PRC subsidiaries, we will be required to make filings about details of the loans with the State Administration of Foreign Exchange of the PRC (the “SAFE”) in accordance with relevant PRC laws and regulations. Our PRC subsidiaries that receive the loans are only allowed to use the loans for the purposes set forth in these laws and regulations. Under regulations of the SAFE, Renminbi is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made. In addition, in accordance with the Notice on the Arrangement for the Filing of Overseas Offering and Listing by Domestic Companies issued by the CSRC along with the Listing Records Rules on the same day, we are deemed as an “Existing Issuer” because we have been listed overseas before March 31, 2023. Under such Notice, we are not required to undertake the initial filing procedure immediately. However, we shall carry out filing procedures as required in a timely manner for the subsequent events, including any further follow-up offerings on Nasdaq, dual and/or secondary offering and listing on different overseas markets, and occurrence of material events including change of control, investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities, change of listing status or transfer of listing segment, and voluntary or mandatory delisting. If we or our mainland China subsidiaries in future fail to undertake filing procedures as stipulated in the Trial Measures, or offer and list securities in an overseas market in violation of the Trial Measures, the CSRC may order rectification, issue warnings to us and/or our mainland China subsidiaries, and impose a fine of between RMB 1,000,000 yuan and RMB 10,000,000 yuan. The CSRC may also inform its regulatory counterparts in the overseas jurisdictions, such as the SEC, via cross-border securities regulatory cooperation mechanisms.

6

Under PRC law, we may provide funding to our PRC subsidiaries only through capital contributions or loans, and prior to the dismantling of our PRC consolidated affiliated entities only through loans to our former consolidated affiliated entities, subject to satisfaction of applicable government registration and approval requirements.

For the year ended December 31, 2023, the Company provided working capital loans of $5.9 million in aggregate to our wholly owned subsidiary, Tantech Bamboo Charcoal Co., Ltd.; $890,000 in aggregate to our wholly owned subsidiary, EPakia Inc., and $30,000 in aggregate to our wholly owned subsidiary, EPakia Canada Inc.

For the year ended December 31, 2024, the Company provided working capital loans of $7.3 million in aggregate to our wholly owned subsidiary, EPakia Inc.

For the year ended December 31, 2025, the Company provided working capital loans of $3.4 million in aggregate to our wholly owned subsidiary, EPakia Inc.

We have not declared or paid any cash dividends, nor do we have any present plan to pay any cash dividends on our common shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

As of the date of this prospectus, we do not anticipate any difficulties on our ability to transfer cash between subsidiaries. We have not installed any cash management policies that dictate the amount of such funds and how such funds are transferred.

Our common shares may be prohibited from trading on a national exchange or “over-the-counter” markets under the Holding Foreign Companies Accountable Act (the “HFCAA”) if the PCAOB determines it is unable to inspect or investigate completely our auditors for two consecutive years. Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in: mainland China and Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. Our auditor, YCM CPA Inc., headquartered in Irvine, California, has been inspected by the PCAOB on a regular basis. Our auditor was not among the PCAOB-registered public accounting firms headquartered in the PRC or Hong Kong that were subject to PCAOB’s determination. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Notwithstanding the foregoing, in the future, if it is determined that the PCAOB is unable to inspect or investigate our auditor completely, or if there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations to the PCAOB for inspection or investigation, or the PCAOB expands the scope of the Determination so that we are subject to the HFCAA, as the same may be amended, you may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected or investigated by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditor’s audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate, which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including trading on the national exchange or “over-the-counter” markets, may be prohibited under the HFCAA.

You should read carefully this prospectus and the documents incorporated by reference into this prospectus before investment.

Investing in our securities being offered pursuant to this prospectus involves a high degree of risk. You should carefully read and consider the risk factors beginning on page 28 of this prospectus, as well as those included in the periodic and other reports we file with the Securities and Exchange Commission before you make your investment decision.

Neither the Securities and Exchange Commission, any United States state securities commission, the British Virgin Islands Monetary Authority, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is [●], 2026

7

You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized any person to provide you with different or additional information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell securities, and it is not soliciting an offer to buy securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any prospectus supplement, as well as information we have previously filed with the SEC and incorporated by reference, is accurate as of the date on the front of those documents only. Our business, financial condition, results of operations and prospects may have changed since those dates.

8

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and our SEC filings that are incorporated by reference into this prospectus contain or incorporate by reference forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical fact are “forward-looking statements,” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “could,” “should,” “potential,” “likely,” “projects,” “continue,” “will,” and “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements reflect our current views with respect to future events, are based on assumptions and are subject to risks and uncertainties. We cannot guarantee that we actually will achieve the plans, intentions or expectations expressed in our forward-looking statements and you should not place undue reliance on these statements. There are a number of important factors that could cause our actual results to differ materially from those indicated or implied by forward-looking statements. These important factors include those discussed under the heading “Risk Factors” contained or incorporated by reference in this prospectus and in the applicable prospectus supplement and any free writing prospectus we may authorize for use in connection with a specific offering. These factors and the other cautionary statements made in this prospectus should be read as being applicable to all related forward-looking statements whenever they appear in this prospectus. Except as required by law, we undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

9

 PROSPECTUS SUMMARY

This prospectus describes the general manner in which the Selling Shareholders may offer from time to time up to an aggregate of 43,000,026 Common Shares, no par value, of Tantech Holdings Ltd, issuable upon exercise of the Warrants.

You should rely only on the information contained in this prospectus and the related exhibits, any prospectus supplement or amendment thereto and the documents incorporated by reference, or to which we have referred you, before making your investment decision. Neither we nor the Selling Shareholders have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus, any prospectus supplement or amendments thereto do not constitute an offer to sell, or a solicitation of an offer to purchase, the Common Shares offered by this prospectus, any prospectus supplement or amendments thereto in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer or solicitation of an offer in such jurisdiction. You should not assume that the information contained in this prospectus, any prospectus supplement or amendments thereto, as well as information we have previously filed with the U.S. Securities and Exchange Commission (the “SEC”), is accurate as of any date other than the date on the front cover of the applicable document.

If necessary, the specific manner in which the Common Shares may be offered and sold will be described in a supplement to this prospectus, which supplement may also add, update or change any of the information contained in this prospectus. To the extent there is a conflict between the information contained in this prospectus and the prospectus supplement, you should rely on the information in the prospectus supplement, provided that if any statement in one of these documents is inconsistent with a statement in another document having a later date-for example, a document incorporated by reference in this prospectus or any prospectus supplement-the statement in the document having the later date modifies or supersedes the earlier statement.

Neither the delivery of this prospectus nor any distribution of Common Shares pursuant to this prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated by reference into this prospectus or in our affairs since the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since such date.

As permitted by SEC rules and regulations, the registration statement of which this prospectus forms a part includes additional information not contained in this prospectus. You may read the registration statement and the other reports we file with the SEC at its website or at its offices described below under “Where You Can Find More Information.”

10

Except as otherwise indicated by the context, references in this prospectus to:

•	“we,” “us,” “the Company,” “our,” “THL” and “Tantech” are to Tantech Holdings Ltd, a British Virgin Islands company limited by shares;

•	USCNHK Holding are to USCNHK Holding Limited, a Hong Kong limited company, formed on December 13, 2024;

•	EAG or Euroasia are to EAG International Vantage Capitals Limited, a Hong Kong limited company, which is a wholly owned subsidiary of THL;

•	China East are to China East Trade Co., Limited., a Hong Kong company, which is a wholly owned subsidiary of EAG.

•	Tanhome Inc are to TANHOME INC (formerly, Gohomeway Inc), a California corporation and a wholly-owned subsidiary of THL.

•	Tanhome are to TANHOME GROUP INC (formerly, Gohomeway Group Inc), a California corporation and a wholly owned subsidiary of Tanhome Inc.

•	EPakia are to EPakia Inc., a Delaware corporation and a wholly owned subsidiary of THL;

•	“PRC Subsidiaries” and “Operating Subsidiaries” are to our subsidiaries established and operated in mainland China, including:

•	Euroasia New Energy Automotive (Jiangsu) Co., Ltd. (“Euroasia New Energy”), which is a wholly owned subsidiary of EAG;

•	Shanghai Jiamu Investment Management Co., Ltd. (“Jiamu”), which is a wholly owned subsidiary of EAG;

•	Lishui Smart New Energy Automobile Co., Ltd. (“Lishui Smart”), which is a wholly owned subsidiary of Jiamu;

•	Zhejiang Shangnilai Technology Co., Ltd. (“Shangnilai,” formerly Zhejiang Shangchi New Energy Automobile Co., Ltd.), which is a wholly owned subsidiary of Jiamu;

•	Eurasia Holdings (Zhejiang) Co., Ltd. (“Eurasia Zhejiang”), which is a wholly owned subsidiary of EAG;

•	Hangzhou Eurasia Supply Chain Co., Ltd. (“Hangzhou Eurasia”), which is a wholly owned subsidiary of Eurasia Zhejiang;

•	Gangyu Trading (Jiangsu) Co., Ltd., which is a wholly owned subsidiary of Euroasia New Energy;

•	Shangchi (Zhejiang) Intelligent Equipment Co., Ltd (“Shangchi Intelligent Equipment”), which is a wholly owned subsidiary of EAG;

•	Shanghai Wangju Industrial Group Co., Ltd. (“Shanghai Wangju”), which is a wholly owned subsidiary of Jiamu;

•	Shenzhen Shangdong Trading Co., Ltd. (“Shenzhen Shangdong”), which is a wholly owned subsidiary of Shanghai Wangju;

•

First International Trade (Shenzhen) Co., Ltd. (“First International”, formerly, First International Commercial Factoring (Shenzhen) Co., Ltd.), which is 75% owned by Shenzhen Shangdong and 25% by China East; and

•	Zhejiang Zhuguxingqi Technology Co., Ltd. (“Zhuguxingqi”), which is a wholly owned subsidiary of Jiamu;

•	“RMB,” “Renminbi” and “¥” are to the legal currency of China and all references to “USD,” “U.S. dollars,” “dollars,” and “$” are to the legal currency of the United States; and

•	“China” and “PRC” refer to the People’s Republic of China, and for the purpose of this prospectus only, excluding Taiwan, Hong Kong and Macau.

11

ABOUT TANTECH HOLDINGS LTD

Tantech is not a PRC operating company but a holding company incorporated in the British Virgin Islands. As a holding company, we own equity interests, directly or indirectly, in our Subsidiaries based in mainland China, Hong Kong and the U.S. The vast majority of the business operations are conducted by our Subsidiaries based in mainland China.

Investors in Tantech’s securities are not purchasing an equity interest in our operating subsidiaries in mainland China, but instead are purchasing an equity interest in a British Virgin Islands holding company.

This summary highlights selected information that is presented in greater detail elsewhere, or incorporated by reference, in this prospectus. It does not contain all of the information that may be important to you and your investment decision. Before investing in the securities that we are offering, you should carefully read this entire prospectus, including the matters set forth under the section of this prospectus captioned “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and the financial statements and related notes and other information that we incorporate by reference herein, including, but not limited to, our 2025 Annual Report and our other SEC reports.

Overview

We develop, manufacture and trade bamboo-based charcoal products for household purification, agricultural and cleaning uses. We have grown over the past decade to become a pioneer in charcoal products made from carbonized bamboo. Historically we have been a specialized manufacturer of bamboo charcoal-based products with primary business focus on low emission BBQ charcoal and other charcoal consumer products. After completing a series of reorganizations and business strategic changes, through our operating subsidiaries, today we primarily engage in development, production and distribution of various charcoal products, as well as trading bamboo charcoal products. Our products include purification and deodorization products, and household cleaning products designed for China domestic market. We also have investments in mining exploration and forest assets that can be used for Chinese herbal medicine and flower cultivations. In July 2017, we acquired 70% of the equity of Suzhou E Motors Co, which was later renamed as Shangchi Automobile, a vehicle manufacturer based in Zhangjiagang City, Jiangsu Province. Shangchi Automobile had developed a variety of electric vehicles and specialty vehicles, such as driverless street sweepers. In May 2025, we divested all of the equity we held in the subsidiaries conducting electric vehicle business to a third party and discontinued the electric vehicle segment operations. In 2022, we expanded into biodegradable packaging business and commercial factoring service business. In 2023, we merged our biodegradable packaging business into our consumer products segment. In 2025, we discontinued offering commercial factoring services to customers with accounts receivable. We launched our operations in North America in 2022 and entered the construction materials industry through the establishment of U.S. subsidiaries based in California in 2024.

Our consumer products include purification and deodorization products, household cleaning products and barbecue charcoals designed for domestic market. Purification and deodorization products and household cleaning products are sold under the brand name “Charcoal Doctor.” Purification and deodorization products include air purification products, deodorant products and bamboo vinegar. Household cleaning products include toilet cleaning products, kitchen cleaning products, personal care products and clothing detergent products.

The largest category of our consumer products is purification and deodorization products. Made from dry distilled carbonized bamboo, our purification and deodorization products have the ability to absorb harmful substances and air-borne odors, including benzene, formaldehyde, ammonia and carbon tetrachloride. These products also come in many shapes and varieties for a multitude of purposes including pillows, cushion insoles, wrist pads, clothes hangers and other products. Bamboo vinegar is an additive that can be used in food processing, medical and hygiene products and fertilizer. Although it currently only accounts for a small portion of our revenue, bamboo vinegar products are crucial for us to maintain close ties with the agricultural industry which we believe will be a key area for growth in the coming years. Cleaning products, including disinfectants, detergents, lotions, specialized soaps and toilet cleaners are relatively new in our consumer products but provide us another opportunity for growth. Purchased from third parties and sold through our distribution channel, barbecue charcoals designed for China’s domestic market have also been a key source of revenue for us in recent years.

12

Corporate Structure

The following diagram illustrates our current corporate structure:

Holding Company Structure

Tantech Holdings Ltd (“Tantech BVI” or “the Company”) is a holding company established under the laws of the British Virgin Islands on November 9, 2010. Tantech BVI, through its subsidiaries (together as the “Group”) engages in research, development, production and distribution of various products made from bamboo and investment in mining exploration.

13

As of December 31, 2025, details of the subsidiaries of the Group and their principal business activities are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Tantech Holdings Ltd (“Tantech” or “Tantech BVI”)	November 9, 2010	BVI	Parent	Holding Company
EAG International Vantage Capitals Limited (“Euroasia”)	April 27, 2015	Hong Kong	100% by the Parent	Holding Company
USCNHK Holding Limited (“USCNHK Holding ”)	December 13, 2024	Hong Kong	100% by the Parent	Holding Company
EPakia Inc. (“EPakia”)	May 19, 2022	United States	100% by the Parent	Marketing and selling
Tanhome Inc (“Tanhome Holding”) (i)	December 3, 2024	United States	100% by the Parent	Holding Company
Tanhome Group Inc (“Tanhome”) (i)	December 3, 2024	United States	100% by Tanhome Holding	Construction materials sales and services business
China East Trade Co., Ltd. (“China East”)	February 15, 2018	Hong Kong	100% by Euroasia	Investing in the factoring industry
Euroasia New Energy Automotive (Jiangsu) Co. Ltd. (“Euroasia New Energy”)	October 24, 2017	Zhangjia Gang, Jiangsu Province, China	100% by Euroasia	Holding Company
Shanghai Jiamu Investment Management Co., Ltd (“Jiamu”)	July 14, 2015	Shanghai, China	100% by Euroasia	Holding Company
Shangchi (Zhejiang) Intelligent Equipment Co., Ltd. (“Shangchi Intelligent Equipment”)	August 26, 2021	Pinghu Zhejiang Province, China	100% by Euroasia	Manufacturing and sales company focusing on new energy vehicles
Eurasia Holdings (Zhejiang) Co., Ltd. (“Eurasia Holdings”)	July 15, 2021	Hangzhou Zhejiang province, China	100% by Euroasia	Marketing and selling electric vehicles
Zhejiang Shangnilai Technology Co., Ltd. (“Shangnilai”)	November 12, 2020	Lishui, Zhejiang Province, China	100% by Jiamu	Manufacturing, selling and trading various products made from bamboo and charcoal
Lishui Smart New Energy Automobile Co., Ltd. (“Lishui Smart”)	November 16, 2020	Lishui, Zhejiang Province, China	100% by Jiamu	Research, development and manufacturing new energy automobiles
Zhejiang Zhuguxingqi Technology Co., Ltd	August 10, 2023	Lishui, Zhejiang Province, China	100% by Jiamu	Manufacturing, selling and trading various products made from bamboo and charcoal
Shanghai Wangju Industrial Group Co., Ltd. (“Shanghai Wangju”)	September 23, 2021	Shanghai, China	100% by Jiamu	Investing in the factoring industry
Gangyu Trading (Jiangsu) Co., Ltd. (“Gangyu Trading”)	August 10, 2021	Zhangjiagang Jiangsu Province, China	100% by Euroasia New Energy	Marketing and selling electric vehicles
Hangzhou Eurasia Supply Chain Co., Ltd. (“Eurasia Supply”)	August 4, 2021	Hangzhou Zhejiang province, China	100% by Eurasia Holdings	Supply chain business
Zhejiang Shangchi Medical Equipment Co., Ltd. (“Shangchi Medical”) (ii)	November 13, 2021	Pinghu Zhejiang Province, China	100% by Shangchi Intelligent Equipment	Manufacturing and sales company focusing on new energy vehicles
Shenzhen Shangdong Trading Co., Ltd. (“Shenzhen Shangdong”)	July 13, 2016	Shenzhen Guangdong Province, China	100% by Shanghai Wangju	Investing in the factoring industry
First International Commercial Factoring (Shenzhen) Co., Ltd. (“First International”)	July 27, 2017	Shenzhen Guangdong Province, China	75% by Shenzhen Shangdong 25% by China East	Investing in the factoring industry

(i) On May 7, 2025, Gohomeway Inc changed its name to Tanhome Inc (“Tanhome Holding”), and Gohomeway Group Inc changed its name to Tanhome Group Inc (“Tanhome”)

(ii) Shangchi Medical was deregistered on October 13, 2025.

Summary of Risk Factors

Investing in our Common Shares involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in our Common Shares. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk factors.”

14

Risks Related To This Offering

•	A large number of Common Shares may be sold in the market following this offering, which may significantly depress the market price of our Common Shares.

•

You may experience significant dilution to the extent that our Common Shares are issued upon the exercise of the Warrants held by the Selling Shareholders or the exercise or conversion of other securities that we may issue in the future.

•	We cannot assure you that our Common Shares will remain listed on Nasdaq or any other securities exchange.

•	There has been and may continue to be significant volatility in the volume and price of our Common Shares on Nasdaq.

•	We have not paid and do not intend to pay dividends on our Common Shares and investors may never receive a return on their investment.

Risks Related to Doing Business in China

We are based in China and have the majority of our operations in China, and as a result, we face risks and uncertainties related to doing business in China. Such risks include, without limitation:

•	Our business and results of operations may be affected by changes in China’s economic, political or social conditions or government policies.

•

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us and our investors, and rules and regulations in China can change quickly with little advance notice. Such uncertainties could cause our Common Shares to significantly decline in value or become worthless.

•

If the Chinese government determines that our corporate structure does not comply with Chinese laws and regulations, or if Chinese laws and regulations change or are interpreted differently in the future, Chinese regulatory authorities could disallow our current corporate structure, which would likely result in a material change in our operations and/or a material change in the value of the securities, including that it could cause the value of our securities to significantly decline or become worthless.

•

The PRC government exerts substantial influence over the manner in which we may conduct our business and may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or cause the value of our securities to significantly decline or be worthless.

•

We are required to file with the CSRC and may be subject to the approval of, filing or other procedures with other Chinese regulatory authorities in connection with securities offerings under PRC law, and we cannot predict whether we will be able, or how long it will take us, to obtain such approval or complete such filing or other procedures in our securities offerings.

•

Recent regulatory developments in China, including greater oversight and discretion over privacy and data security, may subject us to additional regulatory review, and any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

•

Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations if the PCAOB determines that it cannot inspect or investigate completely our auditors for two consecutive years and as a result, Nasdaq may determine to delist our Common Shares.

•	We are a holding company and may rely for funding on dividend payments from our subsidiaries, which are subject to restrictions under PRC laws.

•

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from the offerings of any securities to make loans or additional capital contributions to our PRC operating subsidiaries.

•

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to penalties and limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute profits to us, or otherwise adversely affect us.

•	Chinese economic downturn or growth slowdown may harm our business.

•	U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.

•

Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.

15

•	We may be subject to a significant withholding tax should equity transfers by our non-resident enterprises be determined to have been done without a reasonable business purpose.

•	We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law.

•	Uncertainties with respect to the PRC legal system could adversely affect us.

•	Governmental control of currency conversion may affect the value of our investors’ investment.

•	Fluctuations in exchange rates could adversely affect our business and the value of our securities.

•

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations and our reputation and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

•	Our business may be materially and adversely affected if any of our PRC subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding.

•	Labor laws in the PRC may adversely affect our results of operations.

•	Imposition of trade barriers and taxes may reduce our ability to do business internationally, and the resulting loss of revenue could harm our profitability.

Risks Related to Our Corporate Structure and Operation

•	We incur additional costs as a public company, which could negatively impact our net income and liquidity.

•	The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

•

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

•	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

•	Our directors’ and executive officers’ other business activities may pose conflicts of interest.

•	An insufficient amount of insurance could expose us to significant costs and business disruption.

16

Risks Related to Ownership of Our Common Shares

•

We may be unable to regain compliance with the applicable continued listing requirements of the Nasdaq Capital Market and as a result, our Common Shares could be delisted from Nasdaq, which may cause the price of our securities to decline and adversely impact our ability to raise capital.

•	The market price of our Common Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the price you paid.

•	We do not intend to pay dividends for the foreseeable future.

•

If we continue to be unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Common Shares may decline.

•	U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.

•	We are subject to liability risks stemming from our foreign status, which could make it more difficult for investors to sue or enforce judgments against our company.

•	We incur significant costs as a result of being a public company.

Implication of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•	we are not required to provide as many Exchange Act reports or provide periodic and current reports as frequently as a domestic public company;

•

we are exempt from certain U.S. federal securities law provisions applicable to U.S. domestic issuers and are also permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, and such exemptions may afford less protection to shareholders;

•	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•	we are exempt from certain provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and

•	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act.

17

Permissions Required from the PRC Authorities for the Company’s Operation and Securities Issuance

We conduct a substantial portion of our business through our subsidiaries in China. Our operations in China are governed by PRC laws and regulations. We are required to obtain certain permissions from the PRC authorities to operate, issue securities to foreign investors, and transfer certain data. The PRC government has exercised, and may continue to exercise, substantial influence or control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be undermined if our PRC subsidiaries are not able to obtain or maintain approvals to operate in China. The central or local governments could impose new, stricter regulations or interpretations of existing regulations that could require additional expenditures, and efforts on our part to ensure our compliance with such regulations or interpretations. To operate our general business activities currently conducted in mainland China, each of our PRC subsidiaries is required to obtain a business license from the local counterpart of the State Administration for Market Regulation, or SAMR. Each of our PRC subsidiaries has obtained a valid business license from the local SAMR, and no application for any such license has been denied. Our PRC subsidiaries are also required to obtain certain licenses and permits, including the Wood and Bamboo Operation and Processing Approval Certificate issued by Zhejiang provincial government for our consumer product segment and before May 2025, our electric vehicles (EVs) and fuel vehicles being listed in the Announcement of the Vehicle Manufacturers and Products issued by the Ministry of Industry and Information Technology of PRC, or the MIIT, which was the entry approval for Shangchi Automobile to become a qualified manufacturer of vehicles and for the manufacturing and sales of our EVs and other vehicles. As of the date of this report, as advised by our PRC legal counsel, Guantao Law Firm, we and our PRC subsidiaries have received all requisite permits, approvals and certificates from the PRC government authorities to conduct our business operations in China. To our knowledge, no permission or approval has been denied or revoked. However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by government authorities, we cannot be certain that relevant policies in this regard will not change in the future, which may require us or our subsidiaries to obtain additional licenses, permits, filings or approvals for conducting our business in the PRC. If we or our subsidiaries do not receive or maintain required permissions or approvals, or inadvertently conclude that such permissions or approvals are not required, we may be subject to governmental investigations or enforcement actions, fines, penalties, suspension of operations, or be prohibited from engaging in relevant business or conducting securities offering, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

In connection with our previous issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this prospectus, we and our PRC subsidiaries, (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or were denied such requisite permissions by any PRC authority. However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers.

On February 17, 2023, with the approval of the State Council, China Securities Regulatory Commission (the “CSRC”) issued the relevant system and rules for the management of overseas listing records, which will be implemented from March 31, 2023. A total of six institutional rules (the “Listing Records Rules”) have been issued this time, including the Trial Measures for the Administration of Overseas Issuance and Listing of Securities by Domestic Enterprises (hereinafter referred to as the “Trial Measures”) and five supporting guidelines. Under the Listing Records Rules, a company established in mainland China seeking securities offering and listing, by both direct or indirect means, in an overseas market is required to undertake filing procedures with the CSRC for its overseas offering and listing activities. The Trial Measures also set forth a list of circumstance under which overseas offering and listing by domestic companies established in mainland China is prohibit, including: (i) where such securities offering and listing is explicitly prohibited by the PRC laws; (ii) where the intended securities offering and listing may endanger national security as reviewed and determined by competent PRC authorities under the State Council in accordance with PRC laws; (iii) where the domestic company established in mainland China, or its controlling shareholders and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three (3) years; (iv) where the domestic company established in mainland China seeking securities offering and listing is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has yet been made thereof; and (v) where there are material ownership disputes over equity held by the controlling shareholder of the company established in mainland China or by other shareholders that are controlled by the controlling shareholder and/or actual controller. In accordance with the Trial Measures, the listing and trading of our Common Shares on Nasdaq is deemed as an indirect overseas offering and listing by domestic companies established in mainland China, and thus, we are subject to the Listing Records Rules and the relevant filing procedures as required. Further, we believe, as of the date of this prospectus, none of the circumstances prohibiting the overseas offering and listing by domestic companies established in mainland China as listed above applies to us, and we can offer and continue to offer our Common Shares on Nasdaq.

18

In accordance with the Notice on the Arrangement for the Filing of Overseas Offering and Listing by Domestic Companies issued by the CSRC along with the Listing Records Rules on the same day, we are deemed as an “Existing Issuer” because we have been listed overseas before March 31, 2023. Under such Notice, we are not required to undertake the initial filing procedure immediately. However, we shall carry out filing procedures as required in a timely manner for the subsequent events, including any further follow-up offerings on Nasdaq, dual and/or secondary offering and listing on different overseas markets, and occurrence of material events including change of control, investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities, change of listing status or transfer of listing segment, and voluntary or mandatory delisting. If we or our Mainland China Subsidiaries in future fail to undertake filing procedures as stipulated in the Trial Measures, or offer and list securities in an overseas market in violation of the Trial Measures, the CSRC may order rectification, issue warnings to us and/or our Mainland China Subsidiaries, and impose a fine of between RMB 1,000,000 yuan and RMB10,000,000 yuan. The CSRC may also inform its regulatory counterparts in the overseas jurisdictions, such as the SEC, via cross-border securities regulatory cooperation mechanisms.

Further, on February 24, 2023, the CSRC, together with Ministry of Finance, National Administration of State Secrets Protection, and National Archives Administration of China, released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Confidentiality Provisions”), which came into effect on March 31, 2023 with the Trial Measures. Under the Confidentiality Provisions, domestic companies established in mainland China seeking overseas offering and listing, by both direct and indirect means, are required to institute a sound confidentiality and archives system. If such domestic companies established in mainland China intend to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, they shall obtain approval from competent authorities and complete the relevant filing procedure with the competent secrecy administrative department prior to their disclosure or provision of such documents and materials. Further, if they provide or publicly disclose documents and materials which may adversely affect national security or public interests, they shall strictly follow the corresponding procedures in accordance with relevant laws and regulations. Any failure or perceived failure by us or our subsidiaries to comply with the above confidentiality and archives administration requirements under the Confidentiality Provisions and other relevant PRC laws and regulations may cause relevant entities to be held legally liable by competent authorities and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime. As of the date of this prospectus, we believe that we and our subsidiaries have not provided or publicly disclosed any documents or materials involving state secrets or work secrets of PRC government agencies or any of which may adversely affect national security or public interests, to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. We intend to strictly comply with the Confidentiality Provisions and other relevant PRC laws and regulations in our offering and listing on Nasdaq in future.

However, any failure of us or our mainland China subsidiaries to fully comply with the Listing Records Rules and/or the Confidentiality Provisions may significantly limit or completely hinder our ability to offer or continue to offer our Common Shares on Nasdaq, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our Common Shares to significantly decline in value or become worthless.

19

On July 10, 2021, the CAC published a revised draft revision to the Cybersecurity Review Measures for public comment, or the Revised Cybersecurity Measures. Under these measures, an operator having more than one million users shall be subject to cybersecurity review before listing abroad. The cybersecurity review will evaluate the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public overseas. The procurement of network products and services, data processing activities and overseas listing should also be subject to cybersecurity review if they concern or potentially pose risks to national security. According to the effective Cybersecurity Review Measures, online platform/website operators of certain industries may be identified as critical information infrastructure operators by the CAC, once they meet standard as stated in the National Cybersecurity Inspection Operation Guide, and such operators may be subject to cybersecurity review. On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and other government agencies jointly issued the final version of the Revised Measures for Cybersecurity Review, or the Measures, which took effect on February 15, 2022 and replaced the previously issued Revised Cybersecurity Review Measures. Under the Measures, an “online platform operator” in possession of personal data of more than one million users must apply for a cybersecurity review if it intends to list its securities on a foreign stock exchange. The operators of critical information infrastructure and the online platform operators (collectively, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, and any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. Pursuant to the Measures, we believe we are not subject to the cybersecurity review by the CAC, given that (i) we possess personal information of a relatively small number of users in our business operations as of the date of this report, significantly less than one million users; and (ii) data processed in our business does not have a bearing on national security and thus shall not be classified as core or important data by the PRC authorities. We don’t believe that we are an Operator within the meaning of the Measures, nor do we control more than one million users’ personal information, and as such, we should not be required to apply for a cybersecurity review under the Revised Measures. Further, an expert interpretation of the Measures published at the CAC’s website on February 17, 2022 indicated no application review is required for operators that have been listed abroad before the implementation of the Revised Cybersecurity Measures. However, the Measures were just recently released and there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. For example, certain terms used in the Measures are not defined and require further clarification on their meaning. Whether the data processing activities carried out by traditional enterprises (such as food, medicine, manufacturing, and merchandise sales enterprises) are subject to such review and the scope of the review remain to be further clarified by the regulatory authorities in the subsequent implementation process.

The PRC government recently initiated a series of regulatory actions and statements to regulate business operations in China, including adopting new measures to extend the scope of cybersecurity reviews, cracking down on illegal activities in the securities market, and expanding the efforts in anti-monopoly enforcement. The PRC government is increasingly focused on data security. In July 2021, the CAC opened cybersecurity probes into several U.S.-listed technology companies focusing on anti-monopoly regulation, and how companies collect, store, process and transfer data. On November 14, 2021, the CAC published the Draft Regulations on Network Data Security Management in November 2021 for public comments, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. If the Draft Regulations on Network Data Security Management are enacted in the current form, we, as an overseas listed company, would be required to carry out an annual data security review and comply with the relevant reporting obligations. As of the date of this report, the draft regulations have been released for public comment only and have not been formally adopted. The final provisions and the timeline for its adoption are subject to changes and uncertainties. We have been closely monitoring the regulatory development in China, particularly regarding the requirements of approvals, annual data security review or other procedures that may be imposed on us. If any approval, review or other procedure is in fact required, we cannot assure our investors that we will be able to obtain such approval or complete such review or other procedure timely or at all. For any approval that we may be able to obtain, it could nevertheless be revoked and the terms of its issuance may impose restrictions on our operations and/or securities offerings. The PRC regulatory requirements with respect to cybersecurity and data security are constantly evolving and can be subject to varying interpretations and significant changes, resulting in uncertainties about the scope of our responsibilities in that regard. Failure to comply with these cybersecurity and data privacy requirements in a timely manner, or at all, may subject us to government enforcement actions and investigations, fines, penalties, suspension or disruption of our operations.

Because we are relying on advice of our PRC counsel with regard to PRC laws, there is uncertainty inherent in relying on an opinion of counsel in connection with whether we are required to obtain permissions from a governmental agency that is required to approve of our operations and/or listings. In the event that an government approval is required, we cannot assure our investors that we will be able to receive clearance in a timely manner, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our Common Shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our shares to significantly decline in value or become worthless.

20

For more detailed information, see “Risk Factors-Risks Relating to Doing Business in China.”

The Holding Foreign Companies Accountable Act (“HFCAA”)

Our Common Shares may be prohibited from trading on a national exchange or “over-the-counter” markets under the HFCAA if the Public Company Accounting Oversight Board of the United States (“PCAOB”) determines it is unable to inspect or investigate completely our auditors for two consecutive years. Pursuant to the HFCAA enacted in December 2020 and related legislation, if the SEC determines that a company has filed an audit report issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC is required to prohibit such company’s securities from being traded on a national securities exchange or in the over the counter trading market in the U.S.

Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in China and Hong Kong. On December 15, 2022, the PCAOB determined that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and vacated its previous Determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB may consider the need to issue a new determination.

Our current auditor, YCM CPA INC., headquartered in Irvine, California, is a firm registered with the PCAOB and is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. YCM CPA INC. has been subjected to PCAOB inspections and is not among the PCAOB-registered public accounting firms headquartered in the PRC or Hong Kong that are subject to PCAOB’s determination. Notwithstanding the foregoing, in the future, if it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, or if there is any regulatory change or step taken by PRC regulators that does not permit our auditors to provide audit documentations to the PCAOB for inspection or investigation, or the PCAOB expands the scope of the Determination so that we are subject to the HFCAA, as the same may be amended, you may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected or investigated by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate, which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including trading on the national exchange or “over-the-counter” markets, may be prohibited under the HFCAA.

Cash Transfer among Tantech and the Subsidiaries

As a holding company, we may rely upon dividends paid to us by our subsidiaries in the PRC to pay dividends and to finance any debt we may incur. As of the date of this report, none of our subsidiaries has issued any dividends or distributions to us and we have not made any dividends or distributions to our shareholders. Our subsidiaries in the PRC generate and retain cash generated from operating activities and re-invest it in our business.

Under BVI law, we may only pay dividends from surplus (the excess, if any, at the time of the determination of the total assets of our company over the sum of our liabilities, as shown in our books of account, plus our capital), and we must be solvent before and after the dividend payment so that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the realizable value of assets of our company will not be less than the sum of our total liabilities, other than deferred taxes as shown on our books of account, and our capital. If we determine to pay dividends, as a holding company, we will be dependent on receipt of funds from our subsidiaries in PRC through our Hong Kong subsidiaries.

21

Current PRC regulations permit our subsidiary in mainland China to pay dividends to the Company only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Under our current corporate structure, we rely on dividend payments or other distributions from our subsidiaries to fund any cash and financing requirements we may have, including the funds necessary to pay dividends and other cash distributions to our shareholders or to service any debt we may incur. If any subsidiary incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to us. In addition, under PRC laws and regulations, each of our Chinese subsidiaries is required to set aside a portion of their net income each year to fund a statutory surplus reserve until such reserve reaches 50% of its registered capital. This reserve is not distributable as dividends. As a result, our PRC subsidiaries are restricted in their ability to transfer a portion of its net assets to us in the form of dividends, loans or advances. Further, the PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. If we are unable to receive funds from our subsidiaries, we may be unable to pay cash dividends on our Common Shares.

Cash dividends, if any, on our Common Shares will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%. A 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises. Any gain realized on the transfer of Common Shares by such investors is also subject to PRC tax at a current rate of 10% which in the case of dividends will be withheld at source if such gain is regarded as income derived from sources within the PRC.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC resident enterprise. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong resident enterprise must be the beneficial owner of the relevant dividends; and (b) the Hong Kong resident enterprise must directly hold no less than 25% share ownership in a PRC entity during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong entity must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot be certain that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiaries. As of the date of this report, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Our Hong Kong subsidiaries intend to apply for the tax resident certificate when our subsidiaries in mainland China plan to declare and pay dividends to their Hong Kong parent companies.

As an offshore holding company, we will be permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund-raising activities to our subsidiaries in China only through loans or capital contributions, subject to the satisfaction of the applicable government registration and approval requirements. Before providing loans to our PRC subsidiaries, we will be required to make filings about details of the loans with the State Administration of Foreign Exchange of the PRC (the “SAFE”) in accordance with relevant PRC laws and regulations. Our PRC subsidiaries that receive the loans are only allowed to use the loans for the purposes set forth in these laws and regulations. Under regulations of the SAFE, Renminbi is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made. In addition, in accordance with the Notice on the Arrangement for the Filing of Overseas Offering and Listing by Domestic Companies issued by the CSRC along with the Listing Records Rules on the same day, we are deemed as an “Existing Issuer” because we have been listed overseas before March 31, 2023. Under such Notice, we are not required to undertake the initial filing procedure immediately. However, we shall carry out filing procedures as required in a timely manner for the subsequent events, including any further follow-up offerings on Nasdaq, dual and/or secondary offering and listing on different overseas markets, and occurrence of material events including change of control, investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities, change of listing status or transfer of listing segment, and voluntary or mandatory delisting. If we or our mainland China subsidiaries in the future fail to undertake filing procedures as stipulated in the Trial Measures or offer and list securities in an overseas market in violation of the Trial Measures, the CSRC may order rectification, issue warnings to us and/or our mainland China subsidiaries, and impose a fine of between RMB1,000,000 yuan and RMB10,000,000 yuan. The CSRC may also inform its regulatory counterparts in the overseas jurisdictions, such as the SEC, via cross-border securities regulatory cooperation mechanisms.

22

Under PRC law, we may provide funding to our PRC subsidiaries only through capital contributions or loans, and prior to the dismantling of our PRC consolidated affiliated entities only through loans to our former consolidated affiliated entities, subject to satisfaction of applicable government registration and approval requirements.

For the year ended December 31, 2023, the Company provided working capital loans of $5.9 million in aggregate to our wholly owned subsidiary, Tantech Bamboo Charcoal Co., Ltd.; $890,000 in aggregate to our wholly owned subsidiary, EPakia Inc., and $30,000 in aggregate to our wholly owned subsidiary, EPakia Canada Inc.

For the year ended December 31, 2024, the Company provided working capital loans of $7.3 million in aggregate to our wholly owned subsidiary, EPakia Inc.

For the year ended December 31, 2025, the Company provided working capital loans of $3.4 million in aggregate to our wholly owned subsidiary, EPakia Inc.

We have not declared or paid any cash dividends, nor do we have any present plan to pay any cash dividends on our Common Shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

As of the date of this report, we do not anticipate any material difficulties on our ability to transfer cash between subsidiaries. We have not installed any cash management policies that dictate the amount of such funds and how such funds are transferred.

Selected Consolidated Financial Information

In the table below, we provide you with historical selected financial data for the fiscal years ended December 31, 2025, 2024 and 2023. The information is derived from our consolidated financial statements included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2025, which is incorporated by reference herein. Historical results are not necessarily indicative of the results that may be expected for any future period. When you read this historical selected financial data, it is important that you read it along with the historical financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included in our Annual Report on Form 20-F. Our audited consolidated financial statements are prepared and presented in accordance with Generally Accepted Accounting Principles in the United States of America, or U.S. GAAP.

(All amounts in thousands of U.S. dollars, except share and per share data)

23

Consolidated Statements of Operations Information

The tables below disaggregated the Consolidated Statements of Operations and Comprehensive Income (Loss) of the Company into Tantech, its non-PRC Subsidiaries and PRC Subsidiaries that are consolidated for the fiscal years ended December 31, 2025, 2024 and 2023.

	For the year ended December 31, 2025
	Tantech	Non-PRC	PRC		Consolidated
	Holding	Subsidiaries	Subsidiaries	Eliminations	Total
Revenues	$-	$2,569	$35,790	$-	$38,359
Income for equity method investment	$(30,130)	$-	$-	$30,130	$-
Net loss	$(31,023)	$(695)	$(29,454)	$30,130	$(31,042)
Comprehensive income loss	$(29,256)	$(695)	$(30,812)	$31,488	$(29,275)

	For the year ended December 31, 2024
	Tantech	Non-PRC	PRC		Consolidated
	Holding	Subsidiaries	Subsidiaries	Eliminations	Total
Revenues	$-	$707	$42,233	$-	$42,940
Income for equity method investment	$5,378	$-	$-	$(5,378)	$-
Net loss	$(3,242)	$(946)	$5,994	$(5,372)	$(3,566)
Comprehensive income loss	$(3,160)	$(946)	$6,686	$(6,059)	$(3,479)

	For the year ended December 31, 2023
	Tantech	Non-PRC	PRC		Consolidated
	Holding	Subsidiaries	Subsidiaries	Eliminations	Total
Revenues	$-	$1,583	$43,485	$(437)	$44,631
Income for equity method investment	$6,677	$-	$-	$(6,677)	$-
Net income	$5,583	$(834)	$6,931	$(6,662)	$5,018
Comprehensive income	$1,361	$(834)	$4,965	$(4,694)	$798

24

	As of December 31, 2025
	Tantech	Non-PRC	PRC		Consolidated
	Holding	Subsidiaries	Subsidiaries	Eliminations	Total
Cash and restricted cash	$46	$70	$32,948	$-	$33,064
Total current assets	$76,231	$3,760	$70,184	$(76,184)	$73,991
Investments in subsidiaries	$43,583	$-	$-	$(43,583)	$-
Total non-current assets	$43,583	$49	$49,935	$(43,583)	$49,984
Total assets	$119,814	$3,809	$120,119	$(119,767)	$123,975
Total liabilities	$9,465	$9,293	$67,802	$(72,935)	$13,625
Total equity	$110,349	$(5,484)	$52,317	$(46,832)	$110,350
Total liabilities and equity	$119,814	$3,809	$120,119	$(119,767)	$123,975

	As of December 31, 2024
	Tantech	Non-PRC	PRC		Consolidated
	Holding	Subsidiaries	Subsidiaries	Eliminations	Total
Cash and restricted cash	$46	$158	$34,987	$-	$35,191
Total current assets	$70,694	$2,337	$115,405	$(70,633)	$117,803
Investments in subsidiaries	$65,446	$-	$-	$(65,446)	$-
Total non-current assets	$65,446	$61	$25,088	$(65,446)	$25,149
Total assets	$136,140	$2,398	$140,493	$(136,079)	$142,952
Total liabilities	$4,832	$7,187	$66,916	$(64,259)	$14,676
Total equity	$131,308	$(4,789)	$73,577	$(71,820)	$128,276
Total liabilities and equity	$136,140	$2,398	$140,493	$(136,079)	$142,952

	For the year ended December 31, 2025
	Tantech	Non-PRC	PRC		Consolidated
	Holding	Subsidiaries	Subsidiaries	Eliminations	Total
Net cash provided by (used in) operating activities	$(2,929)	$(3,301)	$414	$-	$(5,816)
Net cash provided by (used in) investing activities	$(3,443)	$(530)	$(546)	$3,443	$(1,076)
Net cash provided by (used in) financing activities	$6,372	$3,743	$(3,247)	$(3,443)	$3,425

	For the year ended December 31, 2024
	Tantech	Non-PRC	PRC		Consolidated
	Holding	Subsidiaries	Subsidiaries	Eliminations	Total
Net cash provided by (used in) operating activities	$873	$(5,485)	$9,975	$-	$5,363
Net cash provided by (used in) investing activities	$(7,299)	$(1,441)	$(1,859)	$7,299	$(3,300)
Net cash provided by (used in) financing activities	$6,463	$7,081	$(2,776)	$(7,299)	$3,469

	For the year ended December 31, 2023
	Tantech	Non-PRC	PRC		Consolidated
	Holding	Subsidiaries	Subsidiaries	Eliminations	Total
Net cash provided by (used in) operating activities	$(1,027)	$(1,053)	$7,340	$-	$5,260
Net cash provided by (used in) investing activities	$(6,820)	$-	$(2,575)	$6,820	$(2,575)
Net cash provided by (used in) financing activities	$7,824	$1,023	$5,403	$(6,820)	$7,430

25

Corporate Information

Our principal executive offices are located at No. 10 Cen Shan Road, Shuige Industrial Zone, Lishui City, Zhejiang Province 323000, People’s Republic of China. Our telephone number at this address is +86-578-226-2305. Our registered agent in the British Virgin Islands is Vistra Offshore Incorporations Limited. Our registered office in the British Virgin Islands is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, VG1110, British Virgin Islands. Our registered agent in the United States is Shangzhi Zhang, with the address of 3312 Hudson Ave 4D, Union City, NJ 07087. Our Class A Common Shares are traded on Nasdaq under the symbol “TANH.”

Our Internet website, https://www.tanhtech.com/, provides a variety of information about our Company. We do not incorporate by reference into this prospectus any of the information on, or accessible through, our website, and you should not consider it as part of this prospectus. Our annual reports on Form 20-F and current reports on Form 6-K filed and furnished with the SEC are available, as soon as practicable after filing, at http://ir.tantech.cn/SEC-Filings, or by a direct link to its filings on the SEC’s free website.

The SEC maintains an internet site at http://www.sec.gov that contains reports, information statements, and other information regarding issuers that file electronically with the SEC.

26

THE OFFERING

Securities offered by us	43,000,026 Class A Common Shares, no par value (the “Common Shares”), of Tantech Holdings Ltd, issuable upon exercise of certain Series E warrants and Series F warrants.

Class A Common Shares outstanding immediately before this offering	14,427,144 Class A Common Shares outstanding as of June 1, 2026

Common Shares offered by the Selling Shareholders	Up to 43,000,026 Class A Common Shares

Terms of the offering

The Selling Shareholders, including their transferees, donees, pledgees, assignees and successors-in-interest, may sell, transfer or otherwise dispose of any or all of the Common Shares offered by this prospectus from time to time on Nasdaq or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. The Common Shares may be sold at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market price or at negotiated prices.

Use of proceeds	We currently intend to use the net proceeds from this offering, after deducting offering expenses, for working capital and general corporate purposes. See “Use of Proceeds.”

Risk factors

Investing in our Class A Common Shares involves a high degree of risk. You should carefully consider all of the information in this prospectus and the documents incorporated by reference herein and therein. In particular, see “Risk Factors” beginning on page 28 of the prospectus.

Transfer agent and registrar	VStock Transfer, LLC

NASDAQ Capital Market (“Nasdaq”) Symbol	Our Class A Common Shares are listed on Nasdaq under the symbol “TANH.”

The number of our Class A Common Shares issued and outstanding as of June 1, 2026 and after this offering as shown above excludes:

• 3,271,841 Class A Common Shares issuable upon the exercise of the Series A Warrants issued and 2,750 Class A Common shares issuable upon exercise of the Pre-funded Warrants issued in April 2024;

• 81,422 Class A Common Shares issuable upon the exercise of the Inducement Warrants issued in January 2025;

• 4,225 Class A Common Shares reserved for issuance and available for future grant under our 2014 Share Incentive Plan;

• 10,843,392 Class A Common Shares issuable upon the exercise of the Series C Warrants;

• 10,843,392 Class A Common Shares issuable upon the exercise of the Series D Warrants;

• 21,500,013 Class A Common Shares issuable upon the exercise of the Series E Common Warrants issued in connection with this offering and the concurrent Regulation S private placement; and

• 21,500,013 Class A Common Shares issuable upon the exercise of the Series F Common Warrants issued in connection with this offering and the concurrent Regulation S private placement.

27

RISK FACTORS

Before you make a decision to invest in our securities, you should consider carefully the risks described below, together with other information in this prospectus and the information incorporated by reference herein, including our Annual Report on Form 20-F for the fiscal year ended December 31, 2025. If any of the following events actually occur, our business, operating results, prospects or financial condition could be materially and adversely affected. This could cause the trading price of our Common Shares to decline and you may lose all or part of your investment. The risks described below are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also significantly impair our business operations and could result in a complete loss of your investment.

Risks Related to This Offering

A large number of Common Shares may be sold in the market following this offering, which may significantly depress the market price of our Common Shares.

We are registering for resale up to 43,000,026 of our Common Shares issuable to the selling shareholders pursuant to the Purchase Agreement (as defined below). Sales of a substantial number of our Common Shares in the public market, including resale of the Common Shares issued or issuable to the selling shareholders, or the perception that these sales might occur, could depress the market price of our Common Shares and could impair our ability to raise capital through the sale of additional equity securities. The Common Shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act. As a result, a substantial number of our Common Shares may be sold in the public market following this offering. If there are significantly more Common Shares offered for sale than buyers are willing to purchase, then the market price of our Common Shares may decline to a market price at which buyers are willing to purchase the offered Common Shares and sellers remain willing to sell our Common Shares.

You may experience significant dilution to the extent that our Common Shares are issued upon the exercise of the Warrants held by the Selling Shareholders or the exercise or conversion of other securities that we may issue in the future.

You may experience dilution to the extent that our Common Shares are issued upon the exercise of the Warrants held by the Selling Shareholders, the conversion of convertible securities existing prior to the 2024 PIPE, or any issuance of a substantial number of Common Shares and other securities in the future. The Warrants held by the Selling Shareholders also bear anti-dilution protections in the event of stock dividends or splits, business combination, sale of assets, similar recapitalization transactions, or other similar transactions. Substantial dilution may further significantly depress the market price of our Common Shares.

We cannot assure you that our Common Shares will remain listed on Nasdaq or any other securities exchange.

On March 26, 2026, we received a letter from Nasdaq that we were not in compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share. Under Nasdaq Listing Rule 5810(c)(3)(A), we have a period of 180 calendar days, or until September 22, 2026 (the “Compliance Period”), to regain compliance with the minimum bid price requirement. While Nasdaq’s notice does not result in the immediate delisting of our Common Shares, and we intend to regain compliance with Nasdaq’s minimum bid price requirement during the Compliance Period, there can be no assurances, however, that we will be successful in satisfying the minimum bid price requirement or the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq. It is possible that we will fail to comply with the continued listing requirement of Nasdaq Marketplace Rule 5550(a)(2) again or any other listing requirements. In the event that we fail to satisfy applicable listing standards or if we cannot regain compliance timely, Nasdaq may delist our shares which would in turn cause the value of our Common Shares to significantly decline or be worthless.

There has been and may continue to be significant volatility in the volume and price of our Common Shares on Nasdaq.

The market price of our Common Shares has been and may continue to be highly volatile. Factors, including changes in the Chinese bamboo industry and electric vehicles industry, changes in the Chinese economy, potential infringement of our intellectual property, competition, concerns about our financial position, operations results, litigation, government regulation, developments or disputes relating to agreements, patents or proprietary rights, may have a significant impact on the market volume and price of our stock. Unusual trading volume in our shares occurs from time to time.

We have not paid and do not intend to pay dividends on our Common Shares. Investors in this offering may never obtain a return on their investment.

We have not paid dividends on our Common Shares since inception, and do not intend to pay any dividends on our Common Shares in the foreseeable future. We intend to reinvest earnings, if any, in the development and expansion of our business. Accordingly, you will need to rely on sales of your Common Shares after price appreciation, which may never occur, in order to realize a return on your investment.

28

Risks Related to Doing Business in China

Our business and results of operations may be affected by changes in China’s economic, political or social conditions, or government policies.

Most of our business operations are conducted in China. Our business, results of operations, financial condition and prospects are subject to economic, political and legal developments in China. China’s economy has its unique characteristics in many respects, including with respect to government regulations and oversight, growth rate, regulation of foreign currency exchange, and allocation of resources. Any changes or developments in economic conditions in China, in the policies of the PRC government, or in the laws and regulations of China could have an adverse effect on the overall economic growth of China. In response to the global and regional economic slowdowns, the PRC government has adopted policy measures aimed at stimulating the economic growth in China, and the implementation of these measures may be adjusted from industry to industry or across different regions of the country. Any adverse developments in the overall economic growth or in the geographical markets in which we operate may result in a reduction in demand for our financing services or the commodities we trade. Such adverse changes could materially and adversely affect our business, financial condition and operating results.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us and our investors, and rules and regulations in China can change quickly with little advance notice. Such uncertainties could cause our shares to significantly decline in value or become worthless.

We conduct a majority of our business through our subsidiaries in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws and regulations applicable to wholly foreign-owned enterprises. The PRC legal system is based on statutes. Prior court decisions may be cited for reference but have limited precedential value.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection available to us. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, these regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may change quickly with little advance notice or have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. It is especially difficult for us to accurately predict the potential impact on us of new legal requirements in mainland China because the Chinese legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

Such uncertainties, including any inability to enforce our contracts, together with any development or interpretation of PRC law that is adverse to us, could materially and adversely affect our business and operations. Further, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other more developed countries. We cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and our investors, including you. Such uncertainties could cause the value of such securities to significantly decline or be worthless.

29

If the Chinese government determines that our corporate structure does not comply with Chinese regulations, or if Chinese regulations change or are interpreted differently in the future, Chinese regulatory authorities could disallow our current operating structure, which would likely result in a material change in our operations and/or a material change in the value of our securities, including that it could cause the value of such securities to significantly decline or become worthless.

Our business in China, through the operations of our PRC subsidiaries, are governed by PRC law, including PRC foreign investment laws and regulations, among others. On January 1, 2020, the PRC Foreign Investment Law, or the Foreign Investment Law, and the Regulations for Implementation of the Foreign Investment Law of the People’s Republic of China, or the Implementation Regulations, came into effect and replaced the trio of prior laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. Historically, the principal regulation governing foreign ownership of businesses in the PRC was the Guidance Catalogue for Industrial Structure Adjustments (the “Catalogue”). The Catalogue classified various industries into three categories: encouraged, restricted and prohibited. The Catalogue has been replaced by the Special Administrative Measures (Negative List) for Foreign Investment Access (2018), effective July 28, 2018, and amended and restated by the 2024 version, effective November 1, 2024 (the “Negative List”). The Negative List specifies the prohibited and non-prohibited (similar to the restricted in the Guidance Catalogue) industries for foreign investment. For the industries not covered by the Negative List, the foreign investment and the domestic investment have equal access. Foreign investors may not invest in the prohibited industries specified by the Negative List. For the non-prohibited industries on the Negative List, a foreign investor must obtain an investment permit. There are certain requirements on the equity ownership and the executive officers of the foreign invested enterprises. If PRC has certain equity requirements in certain investment fields, no foreign-invested partnership may be established. Pursuant to these laws and regulations, we are permitted, through our subsidiaries, to engage in the manufacture and sales of our products. According to the Negative List, our charcoal products are not prohibited. Therefore, our portion of the foreign investment for these products may be up to 100%. However, we may not produce or operate those items which are on the Negative List. Further, we are not sure if the Negative List will change in a way that the foreign investment may be limited or prohibited in our business.

In addition, pursuant to the PRC M&A Rules, an offshore special purpose vehicle formed for listing purposes and controlled directly or indirectly by Chinese companies or individuals is required to obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. However, the provisions of the M&A Rules remains unclear regarding the scope and applicability of the relevant approval requirement. There has not been any definitive rules or interpretations. Based on the current laws and regulations, our PRC counsel has advised us that the M&A Rules and related regulations do not require the Company or its PRC subsidiaries to obtain prior governmental approval for the listing and trading of the Company’s shares on an overseas securities market, given that our wholly foreign-owned subsidiaries were established by direct investment, rather than by a merger with or an acquisition of any PRC domestic companies as defined under the M&A Rules. However, there are substantial uncertainties as to how the M&A Rules are interpreted or implemented in the context of an overseas offering, and there can be no assurance that the PRC governmental agencies will ultimately take a view that is consistent with our PRC counsel’s opinion stated above.

If the PRC regulatory authorities were to find our legal structure and operations in the PRC to be in violation of any PRC laws, rules or regulations, we are uncertain what impact of PRC regulatory authorities’ actions would have on us and our subsidiaries and we may lose our right to operate in China through our investment and ownership in our PRC subsidiaries. If the Chinese government determines that our corporate structure does not comply with Chinese regulations, or if Chinese regulations change or are interpreted differently in the future, Chinese regulatory authorities could disallow our current operating structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.

30

The PRC government exerts substantial influence over the manner in which we may conduct our business and may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or cause the value of our securities to significantly decline or be worthless.

The Chinese government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The Chinese government has recently published new policies that significantly affected certain industries such as the education and internet industries. Recent statements made by the Chinese government have indicated an intent to increase the government’s oversight and control over offerings of companies with significant operations in mainland China that are to be conducted in foreign markets, as well as foreign investment in China-based issuers like us. Any future action by the Chinese government expanding the categories of industries and companies whose foreign securities offerings are subject to government review could significantly limit or completely hinder our ability to offer or continue to offer securities to investors or could disallow our current operating structure, which would likely result in a material change in our operations and/or a material change in the value of our securities, including causing the value of such securities to significantly decline or become worthless.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

Further, Chinese government continues to exert more oversight and discretion over Chinese technology firms. On July 2, 2021, Chinese cybersecurity regulator announced, that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the Company’s application be removed from smartphone application stores. On July 5, 2021, the Chinese cybersecurity regulator launched the same investigation on two other Internet platforms, China’s Full Truck Alliance of Full Truck Alliance Co. Ltd. (NYSE: YMM) and Boss of KANZHUN LIMITED (Nasdaq: BZ).

On February 17, 2023, the CSRC promulgated the Trial Measures and the relevant five guidelines, which took effect on March 31, 2023. Pursuant to the Trial Measures, PRC domestic companies that seek to offer or list securities in overseas markets, either in direct or indirect means, should fulfill the filing procedure with and report relevant information to the CSRC. If a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. If the issuer meets both of the following criteria, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; (ii) the main parts of the issuer’s operation activities are conducted in mainland China, or the principal operation premises are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have habitual residences located in mainland China. The Trial Measures also set forth the circumstances under which an overseas offering and listing of securities of a domestic company is prohibited. The Trial Measures provide that (1) a domestic company that seeks to indirectly offer and list securities in overseas markets shall designate a major domestic operating entity, which shall, as the domestic responsible entity, fulfill the filing procedures with the CSRC; (2) an initial public offering and listing shall be filed with the CSRC within three business days after the relevant application is submitted overseas; (3) subsequent securities offerings of an issuer in the same overseas market where it has previously offered and listed securities shall be filed with the CSRC within three business days after the offering is completed; (4) subsequent securities offerings and listings of an issuer in overseas markets other than where it has offered and listed shall be filed pursuant to provisions as stipulated for initial public offerings and listings. Further, PRC domestic issuers that had already been listed on overseas securities markets on or prior to March 31, 2023 are deemed as existing issuers. Existing issuers are required to complete filing procedures within three working days after securities offerings and certain other events, including any follow-on offerings, dual and/or secondary offering and listing on different overseas markets, and occurrence of material events such as a change of control, investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities, change of listing status or transfer of listing segment, and voluntary or mandatory delisting. Pursuant to the Trial Measures, as an existing issuer, we are required to complete filing procedures with the CSRC in connection with our securities offerings and other prescribed events.

31

In addition, pursuant to the Confidentiality and Archives Management Provisions, which were promulgated on February 24, 2023, and came into effect on March 31, 2023, PRC domestic enterprises seeking to offer securities and list in overseas markets, either directly or indirectly, shall establish and improve the system of confidentiality and archives work, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of state organs to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting records or photocopies thereof to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals shall be subject to corresponding procedures in accordance with relevant laws and regulations.

Under current PRC laws and regulations, as of the date of this report, as advised by our PRC legal counsel, we are required to file with the CSRC within 3 working days after completing a securities offering. Other than a CSRC filing, we are not required to obtain any approval or permission from, or be subject to other filing procedures with, any government agency for securities offerings. We have not been denied any requisite permissions by any PRC authority and have not received any inquiry, notice, warning or sanction from the CSRC, the CAC, or any other PRC authorities. However, given the uncertainties in the interpretation and enforcement of PRC laws and regulations, we cannot be certain that such laws and regulations will not change in the future, which may require us or our subsidiaries to obtain additional licenses, permits, filings or approvals from government authorities. If we or our subsidiaries do not receive or maintain required permissions or approvals, or inadvertently conclude that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change and we are required to obtain permissions or approvals from the CSRC or other governmental authorities in the future, we cannot assure our investors that we will be able to receive required permissions or approvals or complete required filing procedures in a timely manner or at all. If we fail to receive or maintain the required permissions or approvals or complete required filing procedures, we may be subject to governmental investigations or enforcement actions, fines, penalties, suspension of operations, or be prohibited from engaging in relevant business or conducting securities offering, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

We are required to file with the CSRC and may be subject to the approval of, filing or other procedures with other Chinese regulatory authorities in connection with securities offerings under PRC law, and we cannot predict whether we will be able, or how long it will take us, to obtain such approval or complete such filing or other procedures in our securities offerings.

The Chinese government has exercised, and may continue to exercise, substantial influence or control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in mainland China could be undermined if our Chinese subsidiaries are not able to obtain or maintain approvals to operate in mainland China. The central or local governments could impose new, stricter regulations or interpretations of existing regulations that could require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, appear to require that offshore special purpose vehicles, controlled by Chinese companies or individuals formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of Chinese domestic companies or assets in exchange for the shares of the offshore special purpose vehicles, obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange.

Further, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law, pursuant to which Chinese regulators are required to accelerate rulemaking related to the overseas issuance and listing of securities, and update the existing laws and regulations related to data security, cross-border data flow, and management of confidential information. Numerous regulations, guidelines and other measures have been or are expected to be adopted in addition to the Cyber Security Law and Data Security Law.

32

On February 17, 2023, with the approval of the State Council, the CSRC issued the Listing Records Rules, including the Trial Measures, for the administration of overseas listing filing system, which became effective on March 31, 2023. Under the Listing Records Rules, a company established in mainland China seeking securities offering and listing, by both direct or indirect means, in an overseas market are required to undertake filing procedures with the CSRC for its overseas offering and listing activities. Further, the Trial Measures set forth a list of circumstance under which overseas offering and listing by PRC domestic companies is prohibited, including: (i) where such securities offering and listing is explicitly prohibited by the PRC laws; (ii) where the intended securities offering and listing may endanger national security as reviewed and determined by competent PRC authorities under the State Council in accordance with PRC laws; (iii) where the company established in mainland China , or its controlling shareholders and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three (3) years; (iv) where the company established in mainland China seeking securities offering and listing is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has yet been made thereof; and (v) where there are material ownership disputes over equity held by the controlling shareholder of company established in mainland China or by other shareholders that are controlled by the controlling shareholder and/or actual controller. In accordance with the Trial Measures, the listing and trading of our Common Shares on Nasdaq is deemed as an indirect overseas offering and listing by companies established in China, and thus, we are subject to the Listing Records Rules and the relevant filing procedures as required. Further, we believe, as of the date of this prospectus, none of the circumstances prohibiting the overseas offering and listing by companies established in China as listed above applies to us, and we can offer and continue to offer our Common Shares on Nasdaq.

In accordance with the Notice on the Arrangement for the Filing of Overseas Offering and Listing by Domestic Companies issued by the CSRC along with the Listing Records Rules on the same day, we are deemed as an “Existing Issuer” because we have been listed overseas before March 31, 2023. Under such Notice, we are not required to undertake the initial filing procedure immediately. However, we shall carry out filing procedures as required by the Trial Measures in a timely manner for the subsequent events, including any further follow-up offerings on Nasdaq, dual and/or secondary offering and listing on different overseas markets, and occurrence of material events including change of control, investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities, change of listing status or transfer of listing segment, and voluntary or mandatory delisting. If we or our Mainland China Subsidiaries in the future fail to undertake filing procedures as stipulated in the Trial Measures or offer and list securities in an overseas market in violation of the Trial Measures, the CSRC may order rectification, issue warnings to us and/or our Mainland China Subsidiaries, and impose a fine of between RMB1,000,000 yuan and RMB10,000,000 yuan. The CSRC may also inform its regulatory counterparts in the overseas jurisdictions, such as the SEC, via cross-border securities regulatory cooperation mechanisms.

Further, on February 24, 2023, the CSRC, together with Ministry of Finance, National Administration of State Secrets Protection, and National Archives Administration of China, released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Confidentiality Provisions”), which took effect on March 31, 2023 with the Trial Measures. Under the Confidentiality Provisions, companies established in China seeking overseas offering and listing, by both direct and indirect means, are required to institute a sound confidentiality and archives system. If such companies established in China intend to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, they shall obtain approval from competent authorities and complete the relevant filing procedure with the competent secrecy administrative department prior to their disclosure or provision of such documents and materials. Further, if they provide or publicly disclose documents and materials which may adversely affect national security or public interests, they shall strictly follow the corresponding procedures in accordance with relevant laws and regulations. Any failure or perceived failure by us or our subsidiaries to comply with the above confidentiality and archives administration requirements under the Confidentiality Provisions and other relevant PRC laws and regulations may cause relevant entities to be held legally liable by competent authorities and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

Any failure of us or our Mainland China Subsidiaries to fully comply with the Listing Records Rules may significantly limit or completely hinder our ability to offer or continue to offer our Common Shares on Nasdaq, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our Common Shares to significantly decline in value or become worthless.

33

To operate our general business activities currently conducted in mainland China, each of our Chinese subsidiaries is required to obtain a business license from the local counterpart of the State Administration for Market Regulation, or SAMR. Each of our Chinese subsidiaries has obtained a valid business license from the local counterpart of the SAMR, and no application for any such license has been denied.

Recent regulatory developments in China, including greater oversight and discretion over privacy and data security, may subject us to additional regulatory review, and any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. The PRC government recently initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, among other things, including adopting new measures to extend the scope of cybersecurity reviews, cracking down on illegal activities in the securities market, and expanding the efforts in anti-monopoly enforcement. The PRC government is increasingly focused on data security, recently launching cybersecurity review against a number of mobile apps operated by several U.S.-listed Chinese companies and prohibiting these apps from registering new users during the review period. We are subject to various risks and costs related to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. Such covered data is wide ranging and relates to our investors, employees, suppliers, customers and other third parties. The relevant PRC laws apply not only to third-party transactions, but also to transfers of information between the listed parent holding company, offshore subsidiaries, our PRC subsidiaries, and other parties with which we have commercial relations.

The PRC regulatory and enforcement regime with regard to privacy and data security is evolving. The PRC Cyber Security Law, which was promulgated on November 7, 2016 and became effective on June 1, 2017, provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in the PRC should be stored in the PRC, and the law imposes heightened regulation and additional security obligations on operators of critical information infrastructure. On September 12, 2022, the Cyber Administration of China issued the Cyber Security Law (Draft for Comments) to solicit public comments. The draft mainly adjusted the penalties stipulated in Cyber Security Law. As of now, Cyber Security Law has not been revised. We cannot assure you that relevant governmental authorities will not interpret or implement these and other laws or regulations in ways that may negatively affect us.

On December 28, 2021, the CAC, the NDRC, the MIIT, and several other administrations jointly published the Measures for Cybersecurity Review, effective on February 15, 2022, which provides that certain operators of critical information infrastructure purchasing network products and services or network platform operators carrying out data processing activities, which affect or may affect national security, must apply with the Cybersecurity Review Office for a cybersecurity review. However, the scope of operators of “critical information infrastructure” under the current regulatory regime remains unclear and is subject to the decisions of competent PRC regulatory authorities. Based on our understanding of the Measures as of the date hereof, the exact scope of operators of “critical information infrastructure” under the Measures and current PRC regulatory guidance remains unclear, and is subject to the decisions of the relevant PRC government authorities that have been delegated the authority to identify operators of “critical information infrastructure” in their respective jurisdictions (including regions and industries). PRC government authorities have wide discretion in the interpretation and enforcement of these laws, including the identification of operators of “critical information infrastructure” and the interpretation and enforcement of requirements potentially applicable to such operators of “critical information infrastructure.” As we operate an internet platform, we are at risk of being deemed to be an operator of “critical information infrastructure” or a network platform operator meeting the above criteria under PRC cybersecurity laws. If we are identified as an operator of “critical information infrastructure,” we would be required to fulfill various obligations as required under PRC cybersecurity laws and other applicable laws for such operators of “critical information infrastructure,” including, among others, setting up a special security management organization, organizing regular cybersecurity education and training, formulating emergency plans for cyber security incidents and conducting regular emergency drills, and we may need to follow cybersecurity review procedure and apply with Cybersecurity Review Office before making certain purchases of network products and services. During cybersecurity review, we may be required to suspend the provision of any existing or new services to our users, and we may experience other disruptions of our operations, which could cause us to lose users and customers therefore resulting in adverse impacts on our business. The cybersecurity review could also lead to negative publicity and a diversion of time and attention of our management and our other resources. It could be costly and time-consuming for us to prepare application materials and make the applications. Furthermore, there can be no assurance that we will obtain the clearance or approval for these applications from the Cybersecurity Review Office and the relevant regulatory authorities in a timely manner, or at all. If we are found to be in violation of cybersecurity requirements in China, the relevant governmental authorities may, at their discretion, conduct investigations, levy fines, request app stores to take down our apps and cease to provide viewing and downloading services related to our apps, prohibit the registration of new users on our platform, or require us to change our business practices in a manner materially adverse to our business. Any of these actions may disrupt our operations and adversely affect our business, results of operations and financial condition.

34

On July 7, 2022, the CAC issued the Measures for Security Assessment of Cross-border Data Transfer, which took effect on September 1, 2022. According to these measures, in addition to the requirement to conduct self-assessment on the risks of the outbound data transfer, to provide data abroad under any of the following circumstances, a data processor must apply to the national cyberspace department for data security assessment through the provincial-level cyberspace administration authority: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by a critical information infrastructure operator or a personal information processor who has processed the personal information of more than one million people; (iii) outbound transfer of personal information by a personal information processor who has made outbound transfers of the personal information of 100,000 people cumulatively or the sensitive personal information of 10,000 people cumulatively since January 1 of the previous year; and (iv) other circumstances where an application for the security assessment of an outbound data transfer is required as prescribed by the national cyberspace administration authority. The Measures for Security Assessment of Cross-border Data Transfer further stipulate the process and requirements for the security assessment. However, it remains uncertain how the PRC government authorities will regulate companies under such circumstances. This brings more uncertainties with respect to the application and enforcement of the newly published measures, and we may be subject to such outbound data security assessment with the CAC.

The Regulation on Network Data Security Management, which was promulgated on September 24, 2024 and became effective on January 1, 2025. The Regulation on Network Data Security Management introduces several key obligations, including requiring network data handlers to specify the purpose and method of personal information processing, as well as the types of personal information involved, before any personal information is handled. It also clarifies definitions for important data, outlines the obligations of those handling important data, establishes broader contractual requirements for data sharing between data handlers, and introduces a new exemption for regulatory obligations regarding cross-border data transfers.

Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations if the PCAOB determines that it cannot inspect or investigate completely our auditors for two consecutive years and as a result, Nasdaq may determine to delist our Common Shares.

Independent registered public accounting firms issue audit opinions on the financial statements included in the annual reports filed by U.S. public companies with the SEC. Auditors of companies that are traded publicly in the United States are required by the laws of the United States to undergo regular inspections by the PCAOB. In the recent years, U.S. regulatory authorities have continued to express their concerns about challenges in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. As part of a continued regulatory focus in the United States on access to audit and other information, the Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The HFCAA also requires that, to the extent that the PCAOB has been unable to inspect an issuer’s auditor for three consecutive years since 2021, the SEC shall prohibit its securities registered in the United States from being traded on any national securities exchange or over-the-counter markets in the United States.

35

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. The interim final rule applies to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. Consistent with the HFCAA, the interim final rule requires the submission of documentation to the SEC establishing that such a registrant is not owned or controlled by a government entity in that foreign jurisdiction and also requires disclosure in a foreign issuer’s annual report regarding the audit arrangements of, and government influence on, such registrants. On May 13, 2021, the PCAOB issued proposed PCAOB Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act for public comment. The proposed rule provides a framework for making determinations as to whether PCAOB is unable to inspect an audit firm in a foreign jurisdiction, including the timing, factors, bases, publication and revocation or modification of such determinations, and such determinations will be made on a jurisdiction-wide basis in a consistent manner applicable to all firms headquartered in the jurisdiction. In November 2021, the SEC approved PCAOB Rule 6100. On December 2, 2021, the SEC adopted amendments to final rules implementing the disclosure and submission requirements of the HFCAA.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, or AHFCAA, and on February 4, 2022, the U.S. House of Representatives passed the America Creating Opportunities for Manufacturing Pre-Eminence in Technology and Economic Strength (COMPETES) Act of 2022, or the COMPETES Act. Both bills would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections or complete investigations for two consecutive years instead of three.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, the PCAOB announced the PCAOB Holding Foreign Companies Accountable Act determinations (the “PCAOB determinations”) relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong.

On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in China and Hong Kong. On December 15, 2022, the PCAOB determined that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and vacated its previous Determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB may consider the need to issue a new determination.

On December 29, 2022, the Consolidated Appropriations Act, 2023 (the “Consolidated Appropriations Act”) was signed into law, which contained a provision identical to the AHFCAA and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before an issuer’s securities may be prohibited from trading or delisted.

Our current auditor, YCM CPA INC., is an independent registered public accounting firm headquartered in the United States. The firm is registered with the U.S. Public Company Accounting Oversight Board (PCAOB) and is required by U.S. law to undergo regular PCAOB inspections to assess its compliance with U.S. laws and professional standards. YCM CPA INC. has been subjected to PCAOB inspections.

Notwithstanding the foregoing, if it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, or if there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations located in China or Hong Kong to the PCAOB for inspection or investigation, you may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected or investigated by the PCAOB, or a lack of PCAOB inspections or investigations of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate.

36

We are a holding company and may rely for funding on dividend payments from our subsidiaries, which are subject to restrictions under PRC laws.

We are a holding company incorporated in the British Virgin Islands, and we operate our core businesses through our subsidiaries in the PRC. Therefore, the availability of funds for us to pay dividends to our shareholders and to service our indebtedness depends upon dividends received from these PRC subsidiaries. If our subsidiaries incur debt or losses, their ability to pay dividends or other distributions to us may be impaired. As a result, our ability to pay dividends and to repay our indebtedness will be restricted. PRC laws require that dividends be paid only out of the after-tax profit of our PRC subsidiaries calculated according to PRC accounting principles, which differ in many aspects from generally accepted accounting principles in other jurisdictions. PRC laws also require enterprises established in the PRC to set aside part of their after-tax profits as statutory reserves. These statutory reserves are not available for distribution as cash dividends. In addition, restrictive covenants in bank credit facilities or other agreements that we or our subsidiaries may enter into in the future may also restrict the ability of our subsidiaries to pay dividends to us. These restrictions on the availability of our funding may impact our ability to pay dividends to our Shareholders and to service our indebtedness.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from the offerings of any securities to make loans or additional capital contributions to our PRC operating subsidiaries.

As an offshore holding company, our ability to make loans or additional capital contributions to our PRC operating subsidiaries is subject to PRC regulations and approvals. These regulations and approvals may delay or prevent us from using the proceeds we received in the past or will receive in the future from the offerings of securities to make loans or additional capital contributions to our PRC operating subsidiaries and impair our ability to fund and expand our business which may adversely affect our business, financial condition and result of operations.

For example, the SAFE promulgated the Circular on the Relevant Operating Issues concerning Administration Improvement of Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or Circular 142, on August 29, 2008. Under Circular 142, registered capital of a foreign invested company settled in RMB converted from foreign currencies may only be used within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC. In addition, foreign invested companies may not change how they use such capital without the SAFE’s approval and may not in any case use such capital to repay RMB loans if they have not used the proceeds of such loans. Furthermore, the SAFE promulgated a circular on November 9, 2010, or Circular 59, which requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents. In addition, to strengthen Circular 142, on November 9, 2011, the SAFE promulgated the Circular on Further Clarifying and Regulating Relevant Issues Concerning the Administration of Foreign Exchange under Capital Account, or Circular 45, which prohibits a foreign invested company from converting its registered capital in foreign exchange currency into RMB for the purpose of making domestic equity investments, granting entrusted loans, repaying intercompany loans, and repaying bank loans that have been transferred to a third party. Circular 142, Circular 59 and Circular 45 may significantly limit our ability to transfer the net proceeds from offerings of our securities or any future offering to our PRC subsidiaries and convert the net proceeds into RMB, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

37

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to penalties and limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute profits to us, or otherwise adversely affect us.

On October 21, 2005, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. According to Notice 75, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing such offshore company with assets or equity interests in an onshore enterprise located in the PRC, or an offshore special purpose company. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore special purpose company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore special purpose company. Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore special purpose companies that have made onshore investments in the PRC in the past are required to have completed the relevant registration procedures with the local SAFE branch by March 31, 2006.

To further clarify the implementation of Circular 75, the SAFE issued Circular 19 on May 20, 2011. Under Circular 19, PRC subsidiaries of an offshore special purpose company are required to coordinate and supervise the filing of SAFE registrations by the offshore holding company’s shareholders or beneficial owners who are PRC residents in a timely manner. However, on May 11, 2013, Circular 19 was annulled by Circular 21, issued by the SAFE. Circular 21 has not yet given clear guidance as to how to complete the relevant registration procedures with the local SAFE branch.

While Ms. Yefang Zhang, a citizen of the Saint Lucia, is not required to register with the SAFE, it is not clear, especially with the annulment of Circular 19 and the absence of replacement guidance, whether Mr. Zhengyu Wang, Ms. Zhang’s husband and a PRC resident who may be deemed to beneficially own shares of our company, needs to register with the SAFE. In the event Mr. Zhengyu Wang or any other shareholders are required to register with the SAFE, we cannot provide any assurances that such registration will be completed in a timely manner, or at all. As advised by our PRC legal counsel, if any failure by any of our shareholders who are PRC residents, to comply with relevant requirements under this regulation could subject such shareholders and/or our PRC subsidiaries to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries or to provide loans to our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to our company, or otherwise adversely affect our business.

Chinese economic downturn or growth slowdown may harm our business.

Since 2010, Chinese economic growth has been slowing down from double-digit GDP speed. The situation has impacted many industries and economic segments in China, such as restaurants, the hospitality industry, auto industry, and discretionary consumer spending. Our business operations in China mainly rely on consumer cash availability and spending, consumer demand for our products and consumer confidence, which are impacted by an economic downturn. If China’s economy continues to slow down or go into recession, our financial and operation results could be materially and adversely affected as a result of slower consumer spending on our products or below par performance of the consumer discretionary goods industries.

U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.

The Securities and Exchange Commission (the “SEC”), the U.S. Department of Justice and other U.S. authorities may also have difficulties in bringing and enforcing actions against us or our directors or executive officers in the PRC. The SEC has stated that there are significant legal and other obstacles to obtaining information needed for investigations or litigation in China. China has recently adopted a revised securities law that became effective on March 1, 2020, Article 177 of which provides, among other things, that no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without governmental approval in China, no entity or individual in China may provide documents and information relating to securities business activities to overseas regulators when it is under direct investigation or evidence discovery conducted by overseas regulators, which could present significant legal and other obstacles to obtaining information needed for investigations and litigation conducted outside of China.

38

According to our PRC counsel, China had formulated an administrative regulation, namely, the provisions on strengthening the confidentiality and archives management related to the overseas issuance and listing of securities by domestic enterprises, which came into effect on March 31, 2023, in order to promote cooperation between China and the United States in this regard. This law makes it clear that the investigation and evidence collection or inspection conducted by overseas regulatory institutions in China should be carried out through the cross-border regulatory cooperation mechanism, and the CSRC and relevant competent departments will provide necessary assistance in accordance with the bilateral and multilateral cooperation mechanism. At the same time, in combination with the international practice of cross-border audit and supervision cooperation, the expression that “on-site inspection shall be mainly conducted by Chinese regulators or rely on the inspection results of Chinese regulators” in the original provisions is deleted. So it may still present some legal and other obstacles to obtaining information needed for investigations and litigation conducted outside of China.

Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.

China passed the Enterprise Income Tax Law, or the EIT Law, and it is implementing rules, both of which became effective on January 1, 2008. Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

On April 22, 2009, the State Administration of Taxation of China, or the SAT, issued the Circular Concerning Relevant Issues Regarding Cognizance of Chinese Investment Controlled Enterprises Incorporated Offshore as Resident Enterprises pursuant to Criteria of de facto Management Bodies, or the SAT Notice 82, further interpreting the application of the EIT Law and its implementation to offshore entities controlled by a Chinese enterprise or enterprise group. Pursuant to the SAT Notice 82, an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or enterprise group will be classified as a “non-domestically incorporated resident enterprise” if (i) its senior management in charge of daily operations reside or perform their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) its substantial assets and properties, accounting books, corporate stamps, board and stockholder minutes are kept in China; and (iv) at least half of its directors with voting rights or senior management often resident in China. After SAT Notice 82, the SAT issued a bulletin, known as SAT Bulletin 45, which took effect on September 1, 2011, to provide more guidance on the implementation of SAT Notice 82 and clarify the reporting and filing obligations of such “non-domestically incorporated resident enterprise.” SAT Bulletin 45 provides procedures and administrative details for the determination of resident status and administration on post-determination matters. On January 29, 2014, the SAT issued Announcement of the State Administration of Taxation on Recognizing Resident Enterprises Based on the Criteria of de facto Management Bodies, to further clarify the reporting and filing procedure for the offshore entities controlled by a Chinese enterprise or enterprise group and recognized as a resident enterprise.

Because THL, USCNHK Holding Limited (“USCNHK Holding”) and Euroasia are controlled (although indirectly) by a non-PRC individual, rather than by a PRC enterprise or a PRC enterprise group, we do not believe that any of THL, USCNHK or Euroasia is a PRC resident enterprise.

However, although both SAT Notice 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in SAT Notice 82 and SAT Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or by PRC or foreign individuals. If the PRC tax authorities determine that THL or USCNHK is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Currently, we do not have any non-China source income, as we complete our sales, including export sales, in China. Second, under the EIT Law and its implementing rules, dividends paid to us from our PRC subsidiaries would be deemed as “qualified investment income between resident enterprises” and therefore qualify as “tax-exempt income” pursuant to the clause 26 of the EIT Law. Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which the dividends we pay with respect to our common stock, or the gain our non-PRC stockholders may realize from the transfer of our common stock, may be treated as PRC-sourced income and may therefore be subject to a 10% PRC withholding tax. The EIT Law and its implementing regulations are, however, relatively new and ambiguities exist with respect to the interpretation and identification of PRC-sourced income, and the application and assessment of withholding taxes. If we are required under the EIT Law and its implementing regulations to withhold PRC income tax on dividends payable to our non-PRC stockholders, or if non-PRC stockholders are required to pay PRC income tax on gains on the transfer of their Common Shares, our business could be negatively impacted and the value of your investment may be materially reduced. Further, if we were treated as a “resident enterprise” by PRC tax authorities, we would be subject to taxation in both China and such countries in which we have taxable income, and our PRC tax may not be creditable against such other taxes.

39

We may be subject to a significant withholding tax should equity transfers by our non-resident enterprises be determined to have been done without a reasonable business purpose.

In December 2009, the State Administration of Tax in China issued a circular on strengthening the management of proceeds from equity transfers by non-resident enterprises and requires foreign entities to report indirect sales of resident enterprises. If the existence of the overseas intermediary holding company is disregarded due to lack of reasonable business purpose or substance, gains on such sale are subject to PRC withholding tax. Due to limited guidance and implementation history of the circular, significant judgment is required in determining the existence of a reasonable business purpose by considering multiple factors, such as the form and substance of the arrangement, time of establishment of the foreign entity, relationship between each step of the arrangement, relationship between each component of the arrangement, implementation of the arrangement and the changes in the financial position of all parties involved in the transaction. Although we believe that our transactions during all the periods presented would be determined to have reasonable business purposes, should this not be the case, we would be subject to a significant withholding tax that could materially and adversely impact our financial position, results of operations and cash flows.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law.

We are subject to the U.S. Foreign Corrupt Practices Act (“FCPA”), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We are also subject to Chinese anti-corruption laws, which strictly prohibit the payment of bribes to government officials. We have operations, agreements with third parties, and make sales in China, which may experience corruption. Our activities in China create the risk of unauthorized payments or offers of payments by one of the employees, consultants or distributors of our company, because these parties are not always subject to our control. We are in process of implementing an anticorruption program, which prohibits the offering or giving of anything of value to foreign officials, directly or indirectly, for the purpose of obtaining or retaining business. The anticorruption program also requires that clauses mandating compliance with our policy be included in all contracts with foreign sales agents, sales consultants and distributors and that they certify their compliance with our policy annually. It further requires that all hospitality involving promotion of sales to foreign governments and government-owned or controlled entities are in accordance with specified guidelines. In the meantime, we believe to date we have complied in all material respects with the provisions of the FCPA and Chinese anti-corruption law.

However, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants or distributors of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption law may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct all of our business through our subsidiaries in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws and regulations applicable to wholly foreign-owned enterprises. The PRC legal system is based on statutes. Prior court decisions may be cited for reference but have limited precedential value.

40

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Historically, the principal regulation governing foreign ownership of businesses in the PRC was the Guidance Catalogue for Industrial Structure Adjustments (the “Catalogue”). The Catalogue classified various industries into three categories: encouraged, restricted and prohibited. The Catalogue has been replaced by the Special Administrative Measures (Negative List) for Foreign Investment Access (2018), effective July 28, 2018, and amended and restated by the 2024 version, effective November 1, 2024 (the “Negative List”). The Negative List specifies the prohibited and non-prohibited (similar to the restricted in the Guidance Catalogue) industries for foreign investment. For the industries not covered by the Negative List, the foreign investment and the domestic investment have equal access. Foreign investors may not invest in the prohibited industries specified by the Negative List. For the non-prohibited industries on the Negative List, a foreign investor must obtain an investment permit. There are certain requirements on the equity ownership and the executive officers of the foreign invested enterprises. If PRC has certain equity requirements in certain investment fields, no foreign-invested partnership may be established.

According to the Negative List, our charcoal products are not prohibited. Therefore, our proportion of the foreign investment for these products may be up to 100%. We may not also produce or operate those items which belong to the Negative List. In addition, we are not sure if the Negative List will change in a way that the foreign investment may be limited or prohibited in our business.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China, and in recent years, such controls have become increasingly stringent, although these controls are mainly aimed at criminal activities such as money laundering and fraud. We receive substantially all of our revenues in RMB. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange of the People’s Republic of China (the “SAFE”) by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also, at its discretion, restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our security-holders.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

Changes in the value of the RMB against the U.S. dollar, Euro and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. Any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on our shares in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount that we receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of paying dividends on our Common Shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations of the RMB against other currencies may increase or decrease the cost of imports and exports and thus affect the price-competitiveness of our products against products of foreign manufacturers or products relying on foreign inputs.

41

Since July 2005, the RMB is no longer pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

Our trading business relies heavily on exchange rate fluctuations. We seek to match suppliers and potential purchasers, which may be located in different geographic areas, and to lock in the exchange rates in order to ensure an appropriate profit margin on such sales. To the extent we are unable to obtain favorable exchange rates, we may find lower profits or losses than we expect.

We reflect the impact of currency translation adjustments in our financial statements under the heading “accumulated other comprehensive income (loss).” For the years ended December 31, 2025, 2024 and 2023, we had adjustments of $1,766,415, $86,797 and $(4,220,033), respectively, for foreign currency translations. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While there is a possibility that we may consider hedging transactions in the future, their availability and effectiveness may be limited, and we may not be able to successfully hedge our exposure at all. Furthermore, our foreign currency exchange losses may be amplified by PRC exchange control regulations, which restrict our ability to convert RMB into foreign currencies.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations and our reputation and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

In recent years, U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and the SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our company and our business. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend the Company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our company and business operations will be severely hampered and your investment in our stock could be rendered worthless.

Our business may be materially and adversely affected if any of our PRC subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding.

The Enterprise Bankruptcy Law of the PRC, or the Bankruptcy Law, came into effect on June 1, 2007. The Bankruptcy Law provides that an enterprise will be liquidated if the enterprise fails to settle its debts as and when they fall due and if the enterprise’s assets are, or are demonstrably, insufficient to clear such debts.

Our PRC subsidiaries hold certain assets that are important to our business operations. If any of our PRC subsidiaries undergoes a voluntary or involuntary liquidation proceeding, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

According to the SAFE’s Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, effective on December 17, 2012, and the Provisions for Administration of Foreign Exchange Relating to Inbound Direct Investment by Foreign Investors, effective May 13, 2013, if any of our PRC subsidiaries undergoes a voluntary or involuntary liquidation proceeding, prior approval from the SAFE for remittance of foreign exchange to our shareholders abroad is no longer required, but we still need to conduct a registration process with the SAFE local branch. It is not clear whether “registration” is a mere formality or involves the kind of substantive review process undertaken by SAFE and its relevant branches in the past.

42

Labor laws in the PRC may adversely affect our results of operations.

On June 29, 2007, the PRC government promulgated the Labor Contract Law of the PRC, which became effective on January 1, 2008 and was last amended on December 28, 2021. The Labor Contract Law imposes greater liabilities on employers and significantly affects the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations be based upon seniority and not merit. In the event we decide to significantly change or decrease our workforce, the Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost-effective manner, thus materially and adversely affecting our financial condition and results of operations.

Imposition of trade barriers and taxes may reduce our ability to do business internationally, and the resulting loss of revenue could harm our profitability.

We may experience barriers to conducting business and trade in our targeted markets, specifically South Korea, Japan and Russia, in the form of delayed customs clearances, customs duties and tariffs. In addition, we may be subject to substantial taxes on profits, revenues, assets and payroll, as well as value-added tax. The markets in which we plan to operate may impose onerous and unpredictable duties, tariffs and taxes on our business and products, and there can be no assurance that this will not reduce the level of sales that we achieve in such markets, which would reduce our revenues and profits.

Risks Related to Our Corporate Structure and Operation

We incur additional costs as a public company, which could negatively impact our net income and liquidity.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, Sarbanes-Oxley and rules and regulations implemented by the SEC and The Nasdaq Capital Market (the “Nasdaq”) require significantly heightened corporate governance practices for public companies. We expect that these rules and regulations to increase our legal, accounting and financial compliance costs and make many corporate activities more time-consuming and costly.

We do not expect to incur materially greater costs as a public company than those incurred by similarly sized U.S. public companies. If we fail to comply with these rules and regulations, we could become the subject of a governmental enforcement action, investors may lose confidence in us and the market price of our Common Shares could decline.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

As a publicly listed company, we are required to file periodic reports with the SEC upon the occurrence of matters that are material to our company and shareholders. In some cases, we need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our company. Similarly, as a U.S.-listed public company, we are governed by U.S. laws that our competitors, which are mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

43

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we are subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we are not required to issue quarterly reports or proxy statements. We are not required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers are not required to report equity holdings under Section 16 of the Exchange Act and are not subject to the insider short-swing profit disclosure and recovery regime.

As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

The determination of our status as a foreign private issuer is made annually on the last business day of our most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on or after June 30, 2026. We would lose our foreign private issuer status if (1) a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents, and (2) a majority of our shareholders or a majority of our directors or management are U.S. citizens or residents, a majority of our assets are located in the United States, or our business is administered principally in the United States. If we were to lose our foreign private issuer status, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. We may also be required to modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers, which would involve additional costs.

Our directors’ and executive officers’ other business activities may pose conflicts of interest.

Our directors and executive officers have other business interests outside the company that could potentially give rise to conflicts of interest. For example, our Chairwoman and director, Yefang Zhang, is also the Chairwoman and Chief Executive Officer of Farmmi, Inc. (“Farmmi”), another Nasdaq listed company. Ms. Zhang also indirectly controls 62.07% of CN Energy Group. Inc. (“CN Energy”), another Nasdaq-listed company. CN Energy is a manufacturer and supplier of wood-based activated carbon and a producer of biomass electricity. As Ms. Zhang devotes considerable time and efforts to Farmmi, CN Energy and certain privately held companies, these business activities could both distract her from focusing on Tantech and pose an issue of time commitment.

Ms. Zhang signed a Non-Competition Agreement with our company, Farmmi and CN Energy which provides that Ms. Zhang shall not vote in favor or otherwise cause Farmmi or CN Energy to engage in the business that we conduct. Although, because of this non-competition agreement, we do not believe that there are business activities of Ms. Zhang that will compete directly with our business operations, it is possible that the enforceability of this agreement may be challenged and a conflict of interest may occur.

An insufficient amount of insurance could expose us to significant costs and business disruption.

While we have purchased insurance to cover certain assets and property of our business, the amounts and scope of coverage could leave our business inadequately protected from loss. If we were to incur substantial losses or liabilities due to fire, explosions, floods, other natural disasters or accidents or business interruption, our results of operations could be materially and adversely affected.

44

Risks Related to Ownership of Our Common Shares

We may be unable to regain compliance with the applicable continued listing requirements of the Nasdaq Capital Market and as a result, our securities could be delisted from Nasdaq, which may cause the price of our securities to decline and adversely impact our ability to raise capital.

Our Common Shares are traded on the Nasdaq Capital Market. Nasdaq rules require us to maintain a minimum closing bid price of $1.00 per common share. The closing bid price of our Common Shares fell below $1.00 per share for 30 consecutive trading days, and as a result, we are not compliant with Nasdaq’s listing standards. There can be no assurance we will meet the minimum bid price requirements or any other requirements in the future, in which case our Common Shares could be delisted.

In the event that our Common Shares are delisted from Nasdaq and are not eligible for quotation or listing on another market or exchange, trading of our Common Shares could be conducted only in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the OTC. In such event, it could become more difficult to sell or obtain accurate price quotations for our Common Shares and there would likely also be a reduction in our coverage by securities analysts and news media, which could cause the price of our Common Shares to decline further. In addition, our ability to raise additional capital may be severely impacted, which may negatively affect our plans and the results of our operations.

If we continue to be unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Common Shares may decline.

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, we are required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. If we continue to identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Common Shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly as we have ceased to be an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results.

As a result of disclosure of information in this annual report and in filings required of a public company, our business and financial condition become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

We also expect that being a public company and these rules and regulations make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

45

The market price of our Common Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the price you paid.

The trading prices for our Common Shares have fluctuated substantially since our Common Shares were first listed on the Nasdaq on March 24, 2015. The trading price of our Common Shares has ranged from $0.30 to $2.59 per share in the previous twelve months, and the last reported trading price on May 12, 2026 was $0.4236 per share. The market price of our Common Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our revenue and other operating results;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•

actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•	lawsuits threatened or filed against us; and

•	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Common Shares if the market price of our Common Shares increases.

We incur significant costs as a result of being a public company.

As a public company, we incur legal, accounting and other expenses that we did not incur as a private company. For example, we must now engage U.S. securities law counsel and U.S. auditors that we did not require as a private company, and we have annual payments for listing on Nasdaq. In addition, the Sarbanes-Oxley Act, as well as new rules subsequently implemented by the SEC and NASDAQ, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. In addition, we incur additional costs associated with our public company reporting requirements. While it is impossible to determine the amounts of such expenses, we expect that we incur expenses of between $500,000 and $1 million per year that we did not experience as a private company.

46

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company,” or a PFIC, for any taxable year for which either (i) at least 75% of its gross income consists of certain types of “passive income” or (ii) at least 50% of the average value of the corporation’s assets produce, or are held for the production of, those types of passive income. For purposes of these tests, passive income includes rents and royalties (other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business) and does not include income derived from the performance of services.

If we are treated as a PFIC, U.S. Holders would ordinarily be able to mitigate certain of the negative tax consequences if they are able to make: (i) a timely qualified electing fund (“QEF”) election; (ii) a protective QEF election; or (iii) a mark to market election with respect to the first taxable year in which we are considered a PFIC during the U.S. Holder’s holding period in its shares.

We are not committing to provide our U.S. Holders with the information required for making a QEF election or protective QEF election. If we fail to provide such information, a QEF election with respect to such entity generally will not be available. In such event, the rules described in the next paragraph generally will apply.

If we are treated as a PFIC, a U.S. Holder that does not make a QEF election generally will be subject to a special tax and an interest charge upon the sale of its shares or receipt of an “excess distribution” with respect to its shares. A U.S. Holder will be treated as receiving an “excess distribution” if the amount of the distributions received by the U.S. Holder in any taxable year is more than 125% of the average annual distributions paid by the Company with respect to its shares during the three preceding taxable years (or the period in which the U.S. Holder held such shares if shorter).

In addition, a portion of any gain recognized by a U.S. Holder upon the sale of our shares may be recharacterized as ordinary income. Further, any dividends received from the Company, if the Company is treated as a PFIC, will not constitute qualified dividend income and will not be eligible for the reduced 20% rate of tax even if such rate would be available otherwise. If a U.S. Holder holds our shares during any taxable year in which we are treated as PFICs, such shares will generally be treated as stock in a PFIC for all subsequent years.

We are subject to liability risks stemming from our foreign status, which could make it more difficult for investors to sue or enforce judgments against our company.

Our operations and assets are located in the PRC. In addition, most of our executive officers and directors are non-residents of the U.S., and substantially all the assets of such persons are located outside the U.S. As a result, it could be difficult for investors to effect service of process in the U.S., or to enforce a judgment obtained in the U.S. against us or any of these persons.

In addition, British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

Lastly, under the law of the British Virgin Islands, there is little statutory law for the protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies. The principal protection under statutory law is that shareholders may bring an action to enforce the constituent documents of the corporation, our amended and restated memorandum and articles of association. Shareholders are entitled to have the affairs of the company conducted in accordance with the general law and the articles and memorandum.

47

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law, since the common law of the British Virgin Islands for business companies is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to law and the constituent documents of the corporation. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum and articles of association, then the courts will grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded minority shareholders under the laws of many states in the United States.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the Common Shares by the Selling Shareholders. We may receive proceeds from the exercise of the Warrants for cash, if any. We intend to use any such exercise proceeds for working capital and general corporate purposes.

The Selling Shareholders will pay any agent’s commissions and expenses they incur for brokerage, accounting, tax or legal services or any other expenses that they incur in disposing of such Common Shares. We will bear all other costs, fees and expenses incurred in effecting the registration of such Common Shares covered by this prospectus and any prospectus supplement. These may include, without limitation, all registration and filing fees, and expenses of compliance with state securities or “blue sky” laws.

We cannot predict when or if the Warrants will be exercised, and it is possible that the Warrants may expire and never be exercised. As a result, we may never receive meaningful, or any, cash proceeds from the exercise of the Warrants, and we cannot plan on any specific uses of any proceeds we may receive beyond the purposes described herein.

See “Plan of Distribution” elsewhere in this prospectus for more information.

CAPITALIZATION

The following table sets forth our capitalization:

•	on an actual basis as of December 31, 2025;

•

on a pro forma basis to give effect to: the issuance and sale of (i) the issuance of 621,743 Class A common shares upon settlement of the aggregate outstanding balance of $300,000 loans payable to third party; (ii) the issuance of 425,000 Class A common shares in the exercise of 425,000 units of the 2024 Warrants by a holder thereof;  and (iii)7,166,671 Class A Common Shares pursuant to the purchase agreement for gross proceeds of $2,150,000 and net proceeds of $1,950,000 (after deducting in aggregated of $20,000 of the placement fee and estimated offering expenses payable by us).

•

on a pro forma as adjusted basis to give effect to: the issuance and sale of (i) the issuance of 621,743 Class A common shares upon settlement of the aggregate outstanding balance of $300,000 loans payable to third party; (ii) the issuance of 425,000 Class A common shares in the exercise of 425,000 units of the 2024 Warrants by a holder thereof; (iii)7,166,671 Class A Common Shares pursuant to the purchase agreement for gross proceeds of $2,150,000 and net proceeds of $1,950,000 (after deducting in aggregated of $20,000 of the placement fee and estimated offering expenses payable by us); (iv) 21,500,013 Class A Common Shares issuable upon the exercise of Series E Warrants; and (v) 21,500,013 Class A Common Shares issuable upon the exercise of Series F Warrants.

48

	As of December 31, 2025
	Actual	Pro Forma	Pro Forma As Adjusted

	(in U.S. dollars)
Cash	$33,019,289	$32,945,174	$46,920,182
Total Current Assets	73,990,681	76,066,566	90,041,574
Total Assets	123,974,476	126,050,361	140,025,369

Current Liabilities	11,226,980	10,926,980	10,926,980
Total Liabilities	13,625,100	13,118,175	13,118,175

Shareholders’ Equity:
Class A common share, no par value, unlimited shares authorized, 6,213,730, 14,427,144 and 57,427,170 shares issued and outstanding- actual, pro forma and pro forma as adjusted	-	-	-
Class B common share, no par value, unlimited shares authorized, 1,142, 1,142 and 1,142 shares issued and outstanding - actual, pro forma and pro forma as adjusted	-	-	-
Additional paid-in capital	103,467,206	106,007,569	119,982,577
Statutory reserves	102,747	102,747	102,747
Retained earnings	17,394,564	17,437,011	17,437,011
Accumulated other comprehensive loss	(10,615,141)	(10,615,141)	(10,615,141)
Total Equity	110,349,376	112,932,186	126,907,194
Total Liabilities and Equity	$123,974,476	126,050,361	$140,025,369

The preceding table is based on 6,213,730 Class A common shares and 1,142 Class B common shares issued and outstanding as of December 31, 2025, which excludes:

•	3,271,841 Class A Common Shares issuable upon the exercise of the Series A Warrants issued and 2,750 Class A Common shares issuable upon exercise of the Pre-funded Warrants issued in April 2024;

•	81,422 Class A Common Shares issuable upon the exercise of the Inducement Warrants issued in January 2025;

•	4,225 Class A Common Shares reserved for issuance and available for future grant under our 2014 Share Incentive Plan;

•	10,843,392 Class A Common Shares issuable upon the exercise of the Series C Warrants;

•	10,843,392 Class A Common Shares issuable upon the exercise of the Series D Warrants;

•	21,500,013 Class A Common Shares issuable upon the exercise of the Series E Common Warrants issued in connection with this offering and the concurrent Regulation S private placement; and

•	21,500,013 Class A Common Shares issuable upon the exercise of the Series F Common Warrants issued in connection with this offering and the concurrent Regulation S private placement.

SELLING SHAREHOLDERS

On March 30, 2026, we entered into a securities purchase agreement (the “Purchase Agreement”) with the Selling Shareholders, pursuant to which we agreed to issue and sell Common Shares in a registered direct offering (the “Registered Direct Offering”), together with warrants in a concurrent private placement (the “March 2026 PIPE”). The closing of the transaction was completed on March 31, 2026.

The Series E Warrants were exercisable upon issuance, have an exercise price of $0.30 per Common Share and have a term of 3 years from the date of issuance. The Series F Warrants are exercisable upon issuance, have an exercise price of $0.35 per Common Share and have a term of 3 years from the date of issuance. The exercise price and number of Common Shares issuable under the Series E Warrants and the Series F Warrant are subject to adjustment.

In connection with the Purchase Agreement and pursuant to a registration rights agreement between us and the Selling Shareholders dated March 30, 2026, or the Registration Rights Agreement, we agreed to file the registration statement of which this prospectus forms a part, to register the resale of the Common Shares offered pursuant to this prospectus in accordance with the Registration Rights Agreement.

49

The Common Shares being offered by the Selling Shareholders are those previously issued to the Selling Shareholders, and those issuable to the Selling Shareholders, upon exercise of the Warrants pursuant to the Purchase Agreement in the March 2026 PIPE. We are registering the Common Shares in order to permit the Selling Shareholders to offer the shares for resale from time to time. Except for the ownership of the Common Shares and the Warrants, the Selling Shareholders have not had any material relationship with us within the past three years.

The following table sets forth certain information with respect to each Selling Shareholder, including (i) the Common Shares beneficially owned by the Selling Shareholder prior to this offering, (ii) the number of Common Shares to be sold by the Selling Shareholder pursuant to this prospectus, and (iii) the Selling Shareholder’s beneficial ownership after completion of this offering. The registration of the Common Shares does not necessarily mean that the Selling Shareholders will sell all or any of such Common Shares, but the number of Common Shares and percentages set forth in the final two columns below assume that all Common Shares being offered by the Selling Shareholders pursuant to this prospectus are sold. See “Plan of Distribution.”

In accordance with the terms of the Registration Rights Agreement, this prospectus generally covers the resale of at least the sum of (i) the maximum number of Common Shares issued and (ii) the maximum number of Common Shares issuable upon exercise of the Warrants, determined as if the outstanding Warrants were exercised in full as of the trading day immediately preceding the date the registration statement of which this prospectus forms a part was initially filed with the SEC, each as of the trading day immediately preceding the applicable date of determination and all subject to adjustment as provided in the Registration Rights Agreement, without regard to any limitations on the exercise of the Warrants.

Selling Shareholder	Number of Common Shares Beneficially Owned Prior to This Offering(1)	Maximum Number of Common Shares to be Sold Pursuant to this Prospectus(2)	Common Shares Owned Immediately Following Sale of Maximum Number of Shares in This Offering(3)	Percentage of Common Shares Owned After This Offering(4)
Xiaoying Wu (5)	4,000,002	4,000,002	-	-
Jinzuan Cai (6)	4,000,002	4,000,002	-	-
Cheungto Lo (7)	4,000,002	4,000,002	-	-
Shiyong Zhuang (8)	4,000,002	4,000,002	-	-
Yan Tao (9)	4,666,669	4,000,002	666,667	3.62%
Xin Tao (10)	4,000,002	4,000,002	-	-
Baocheng Su (11)	4,666,669	4,000,002	666,667	3.62%
Taotao Jiang (12)	4,000,002	4,000,002	-	-
Lanlan Peng (13)	4,666,669	4,000,002	666,667	3.62%
Jing Wang (14)	3,500,004	3,500,004	-	-
Yiuhang Wong (15)	3,500,004	3,500,004	-	-

*	Less than 1%

(1)

Represents the number of Common Shares beneficially owned by each Selling Shareholder as of June 1, 2026, based on its previous ownership of securities of the Common Shares, after giving effect to the Registered Direct Offering and March 2026 PIPE completed on March 31, 2026. In computing the number of Common Shares beneficially owned by a Selling Shareholder and the percentage ownership of such Selling Shareholder, we deemed outstanding all Common Shares subject to Warrants held by such Selling Shareholder that are exercisable within 60 days. The beneficial ownership calculations do not give effect to any contractual limitations on exercise contained in the warrants. All Common Shares being offered herein will be issued to the Selling Shareholders upon exercise of the Warrants. The Beneficial Ownership Limitation is 4.99% for all Selling Shareholders.

(2)	Represents the number of Common Shares being offered by this prospectus by the Selling Shareholders.

(3)	This column assumes full exercise of the Warrants owned by the Selling Shareholders for Common Shares offered hereby and the subsequent sale of all such Common Shares.

(4)

Percentage of shares beneficially owned is calculated based on 14,427,144 Common Shares outstanding on June 1, 2026. In computing the number of Common Shares beneficially owned by a Selling Shareholder and the percentage ownership of such Selling Shareholder, we deemed outstanding all Common Shares subject to Warrants held by such Selling Shareholder that are exercisable within 60 days, but did not deem such shares outstanding for purposes of computing the percentage ownership of any other Selling Shareholder. The percentage ownership calculations do not give effect to any contractual limitations on exercise contained in the warrants. If Common Shares underlying other Selling Shareholders were deemed outstanding, such percentage would be significantly lower.

(5)

Holds the following securities issued in the March 2026 PIPE: (i) 666,667 Common Shares; (ii) 2,000,001 Common Shares issuable upon the exercise of the Series E Warrants; and (iii) 2,000,001 Common Shares issuable upon the exercise of the Series F Warrants. The address of Xiaoying Wu is Flat A, 17/F Tower 8B, Phase 6, Peak Avenue, Bel-Air on the Pea, mSouth jiklsland, HongKong.

50

(6)

Holds the following securities issued in the March 2026 PIPE: (i) 666,667 Common Shares; (ii) 2,000,001 Common Shares issuable upon the exercise of the Series E Warrants; and (iii) 2,000,001 Common Shares issuable upon the exercise of the Series F Warrants. The address of Jinzuan Cai is 1/F 25 MING YUEN WESTERN ST NORTH POINT, Hong Kong.

(7)

Holds the following securities issued in the March 2026 PIPE: (i) 666,667 Common Shares; (ii) 2,000,001 Common Shares issuable upon the exercise of the Series E Warrants; and (iii) 2,000,001 Common Shares issuable upon the exercise of the Series F Warrants. The address of Cheungto Lo is 9 TONG CHUN ST, THE GRANDIOSE, TOWER 3, 21/F FLAT B, Hong Kong.

(8)

Holds the following securities issued in the March 2026 PIPE: (i) 666,667 Common Shares; (ii) 2,000,001 Common Shares issuable upon the exercise of the Series E Warrants; and (iii) 2,000,001 Common Shares issuable upon the exercise of the Series F Warrants. The address of Shiyong Zhuang is Flat 31 Floor 5 Block C, Metropole building, NORTH POINT, EASTERN, HONGKONG.

(9)

Holds the following securities issued in the March 2026 PIPE: (i) 666,667 Common Shares; (ii) 2,000,001 Common Shares issuable upon the exercise of the Series E Warrants; and (iii) 2,000,001 Common Shares issuable upon the exercise of the Series F Warrants. The address of Yan Tao is RM202, Unit 1, Building 3, Guiyun Community, Xikou Town, Longyou County, Quzhou City, Zhejiang, China 324400.

(10)

Holds the following securities issued in the March 2026 PIPE: (i) 666,667 Common Shares; (ii) 2,000,001 Common Shares issuable upon the exercise of the Series E Warrants; and (iii) 2,000,001 Common Shares issuable upon the exercise of the Series F Warrants. The address of Xin Tao is 8-1704, YueJiang Yuan, No.199 JinTai Road, KaiFu District, Changsha, Hunan, China 410000.

(11)

Holds the following securities issued in the March 2026 PIPE: (i) 666,667 Common Shares; (ii) 2,000,001 Common Shares issuable upon the exercise of the Series E Warrants; and (iii) 2,000,001 Common Shares issuable upon the exercise of the Series F Warrants. The address of Baocheng Su is Unit 1304, 13/F, Two Harbourfront, 22 Tak Fung, Street, Hunghom, Kowloon, Hong Kong.

(12)

Holds the following securities issued in the March 2026 PIPE: (i) 666,667 Common Shares; (ii) 2,000,001 Common Shares issuable upon the exercise of the Series E Warrants; and (iii) 2,000,001 Common Shares issuable upon the exercise of the Series F Warrants. The address of Taotao Jiang is Flat B 69/F, Diamond Sky, Cullinan II, 1 Austin Road West, Tsim Sha Tsui, Kowloon, Hong Kong.

(13)

Holds the following securities issued in the March 2026 PIPE: (i) 666,667 Common Shares; (ii) 2,000,001 Common Shares issuable upon the exercise of the Series E Warrants; and (iii) 2,000,001 Common Shares issuable upon the exercise of the Series F Warrants. The address of Lanlan Peng is RM1115, Jinmao Commercial Building, Meixihu Street, Yuelu District, Changsha, Hunan, China 410000.

(14)

Holds the following securities issued in the March 2026 PIPE: (i) 583,334 Common Shares; (ii) 1,750,002 Common Shares issuable upon the exercise of the Series E Warrants; and (iii) 1,750,002 Common Shares issuable upon the exercise of the Series F Warrants. The address of Jing Wang is Flat H, 18/F, Tower 2B, Seanorama, 1 Choi Sha Street, Ma On Shan, New Territories, Hong Kong.

(15)

Holds the following securities issued in the March 2026 PIPE: (i) 583,334 Common Shares; (ii) 1,750,002 Common Shares issuable upon the exercise of the Series E Warrants; and (iii) 1,750,002 Common Shares issuable upon the exercise of the Series F Warrants. The address of Yiuhang Wong is Flat 2 8/F Block J, Hung Hom Bay Centre, Hung Hom, Kowloon, Hong Kong.

PLAN OF DISTRIBUTION

We are registering the Common Shares offered by this prospectus on behalf of the Selling Shareholders. The Selling Shareholders, which, as used herein, includes donees, pledgees, transferees, or other successors-in-interest selling Common Shares or interests in Common Shares received after the date of this prospectus from the Selling Shareholders as a gift, pledge, partnership distribution, or other non-sale related transfer, may, from time to time, sell, transfer, or otherwise dispose of any or all of their Common Shares on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

51

The Selling Shareholders may, from time to time, pledge or grant a security interest in some or all of the Common Shares owned by such shareholder and, if he defaults in the performance of his secured obligations, the pledgees or secured parties may offer and sell the Common Shares, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of Selling Shareholders to include the pledgee, transferee, or other successors in interest as Selling Shareholders under this prospectus. The Selling Shareholders may use any one or more of the following methods when disposing of their shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	short sales effected after the effective date of the registration statement of which this prospectus forms a part;
•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
•	broker-dealers may agree with the Selling Shareholders to sell a specified number of such shares at a stipulated price per share;
•	a combination of any such methods of sale; and
•	any other method permitted pursuant to applicable law.

In connection with the sale of Common Shares or interests therein, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Common Shares in the course of hedging the positions they assume. The Selling Shareholders may also sell Common Shares short and deliver these securities to close out their short positions, or loan or pledge the Common Shares to broker-dealers that in turn may sell these securities. The Selling Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as amended to reflect such transaction).

If the Common Shares are sold through broker dealers, the Selling Shareholders will be responsible for discounts or commissions or agent’s commissions. The aggregate proceeds to the Selling Shareholders from the sale of the Common Shares offered by them will be the purchase price of the Common Shares less discounts or commissions, if any. The Selling Shareholders reserve the right to accept and, together with their respective agents from time to time, to reject, in whole or in part, any proposed purchase of Common Shares to be made directly or through agents. We will not receive any of the proceeds from this offering.

The Selling Shareholders also may resell all or a portion of the Common Shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The Selling Shareholders and any underwriters, broker-dealers, or agents that participate in the sale of our Common Shares or interests therein may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. Any discounts, commissions, concessions, or profit they earn on any resale of the shares may be deemed to be underwriting discounts and commissions under the Securities Act. If a Selling Shareholder is deemed an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act, he will be subject to the prospectus delivery requirements of the Securities Act. We will make copies of this prospectus (as it may be amended from time to time) available to the Selling Shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

To the extent required, the Common Shares to be sold, the respective purchase prices and public offering prices, the names of any agents, dealers, or underwriters, and any applicable commissions or discounts with respect to a particular offer will be set forth, if appropriate, in a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the Common Shares may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the Common Shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The Selling Shareholders and any other person participating in a distribution of the Common Shares covered by this prospectus will be subject to the applicable provisions of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of any of the Common Shares by the Selling Shareholders and any other such person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the Common Shares to engage in market-making activities with respect to the Common Shares.

52

DESCRIPTION OF SHARE CAPITAL

The Company was incorporated on November 9, 2010 under the BVI Companies Act (As Revised) as a BVI business company limited by shares under the name “SINOPORT ENTERPRISES LIMITED 中港企業有限公司”. On April 15, 2013, SINOPORT ENTERPRISES LIMITED 中港企業有限公司 changed its name to “TANTECH HOLDINGS LTD 炭博士控股有限公司”. On March 4, 2016, TANTECH HOLDINGS LTD 炭博士控股有限公司 changed its name to “TANTECH HOLDINGS LTD”.

Common Shares

All of our issued common shares are fully paid and non-assessable. Certificates representing the common shares are issued in registered form. Our shareholders who are non-residents of the British Virgin Islands may freely hold and vote their common shares.

As of the date of this prospectus, there are 14,427,144 Class A Common Shares and 1,142 Class B Common Shares issued and outstanding.

Preference Shares

Pursuant to the Business Companies Act (As Revised) of British Virgin Islands (the “BVI Act”), and our memorandum of association, our board of directors by resolution may authorize establishment of one or more classes of preference shares having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the board of directors without any further shareholder approval. Such rights, preferences, powers and limitations as may be established could have the effect of discouraging an attempt to obtain control of us.

Listing

Our common shares are traded on the Nasdaq Capital Market under the symbol “TANH.”

Transfer Agent and Registrar

The transfer agent and registrar for the common shares is VStock Transfer, LLC, 18 Lafayette Place, Woodmere, New York 11598.

Distributions

The holders of our common shares are entitled to such dividends as may be declared by our board of directors subject to the BVI Act.

53

Voting rights

Any action required or permitted to be taken by the shareholders may be approved at a duly convened and constituted meeting of the shareholders by the affirmative vote of a majority of in excess of 50 percent of the votes of the shares present at the meeting and entitled to vote on the proposed matters; or may be consented to in writing by a majority of in excess of 50 percent of the votes of shares entitled to vote on the proposed matters. Each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each common share which such shareholder holds.

Election of directors

Under the memorandum and articles of association, the directors can either be elected by a resolutions of shareholders or by a resolution of directors. A director may be removed from office, (a) with or without cause, by resolution of shareholders passed at a meeting of shareholders called for the purposes of removing the director or for purposes including the removal of the director or by a written resolution passed by at least 75 percent of the votes of the shareholders entitled to vote; or (b) with cause, by resolution of directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director.

Meetings

The board of directors must provide written notice of all meetings of shareholders, stating the time, place at least 7 days before the date of the proposed meeting to those persons whose names appear as shareholders in the register of members on the date of the notice and are entitled to vote at the meeting. The board of directors shall call a meeting upon the written request of shareholders holding at least 30% of the voting rights in respect of the matter for which the meeting is requested. In addition, the board of directors may call a meeting of shareholders on its own motion. A meeting of shareholders may be called on short notice: (a) if it is so agreed by shareholders holding not less than 90% of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose. The presence of a shareholder at the meeting constitutes waiver in relation to all the shares which that shareholder holds.

At any meeting of shareholders, a quorum will be present if there are shareholders present in person or by proxy representing not less than one-third (1/3) of the votes of the shares entitled to vote on the resolutions to be considered at the meeting. Such quorum may be represented by only a single shareholder or proxy. If no quorum is present within two hours of the start time of the meeting, the meeting shall be dissolved if it was convened on the requested of shareholders. In any other case, the meeting shall be adjourned to the next business day, and if shareholders representing not less than one-third of the votes of the common shares or each class of shares entitled to vote on the matters to be considered at the meeting are present within one hour of the start time of the adjourned meeting, a quorum will be present. If not, the meeting will be dissolved. No business may be transacted at any general meeting unless a quorum is present at the commencement of business. If present, the chair of the board of directors shall be the chair presiding at any meeting of the shareholders.

A corporation that is a shareholder shall be deemed for the purpose of our memorandum and articles of association to be present in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Protection of minority shareholders

The BVI Act provides for protection of minority shareholders in certain circumstances. Outside of this, we would normally expect British Virgin Islands courts to follow English case law precedents, which permit a minority shareholder to commence a representative action, or derivative actions in our name, to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority by parties in control of us, (3) the act complained of constitutes an infringement of individual rights of shareholders, such as the right to vote and pre-emptive rights and (4) an irregularity in the passing of a resolution which requires a majority of the shareholders.

54

Pre-emptive rights

The memorandum and articles of association of the Company disapply the statutory pre-emptive rights applicable to the issue by us of new common shares.

Transfer of common shares

Subject to the restrictions in our memorandum and articles of association and applicable securities laws, any of our shareholders may transfer all or any of his or her common shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee. Our board of directors may resolve by resolution to refuse or delay the registration of the transfer of any common share. If our board of directors resolves to refuse or delay any transfer, it shall specify the reasons for such refusal in the resolution. Our directors may not resolve or refuse or delay the transfer of a common share unless the person transferring the shares has failed to pay any amount due in respect of any of those shares.

Liquidation

The Company may by a resolution of shareholders appoint a voluntary liquidator. Each common share confers upon the shareholder the right to an equal share in the distribution of the surplus assets of the Company on its liquidation. Generally under BVI law, a liquidator may divide among the shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided.

Calls on common shares and forfeiture of common shares

All shares are issued fully paid. Shares that are not fully paid on issue are subject to the forfeiture provisions set forth in the memorandum and articles of association, Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their common shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The common shares that have been called upon and remain unpaid will be liable to be forfeited.

Redemption of common shares

The Company may by a resolution of directors redeem, repurchase or otherwise acquire its shares generally with the consent of the relevant shareholders on such terms as the directors may agree with the relevant shareholders, and subject to the memorandum and articles of association and any applicable requirements imposed from time to time by, the BVI Act, the SEC, the Nasdaq Capital Market, or by any recognized stock exchange on which our securities are listed.

Modifications of rights

All or any of the rights attached to any class of shares may, subject to the provisions of the BVI Act, be amended only with the consent in writing of or by a resolution passed at a meeting by the holders of not less than 50 percent of the issued shares in that class.

55

Changes in the number of shares we are authorized to issue and those in issue

We may from time to time by resolution of our board of directors:

•	amend our memorandum of association to increase or decrease the maximum number of shares we are authorized to issue;

•	amend our memorandum of association to create additional classes of shares with on such terms and in such manner as they may determine in their sole discretion at any time;

•	subject to our memorandum and articles of association, divide our authorized and issued shares into a larger number of shares; and

•	subject to our memorandum and articles of association, combine our authorized and issued shares into a smaller number of shares.

Untraceable shareholders

We are entitled to sell any shares of a shareholder who is untraceable, provided that:

•

all checks or warrants in respect of dividends of these shares, not being less than three in number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of twelve years prior to the publication of the notice and during the three months referred to in the third bullet point below;

•	we have not during that time received any indication of the whereabouts or existence of the shareholder or person entitled to these shares by death, bankruptcy or operation of law; and

•

we have caused a notice to be published in newspapers in the manner stipulated by our memorandum and articles of association, giving notice of our intention to sell these shares, and a period of three months has elapsed since such notice.

The net proceeds of any such sale shall belong to us, and when we receive these net proceeds we shall become indebted to the former shareholder for an amount equal to the net proceeds.

Inspection of books and records

Under British Virgin Islands law, holders of our common shares are entitled, upon giving written notice to us, to inspect (i) our memorandum and articles of association, (ii) the register of members, (iii) the register of directors and (iv) minutes of meetings and resolutions of members, and to make copies and take extracts from the documents and records. However, our directors can refuse access if they are satisfied that to allow such access would be contrary to our interests.

Rights of non-resident or foreign shareholders

There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional common shares

Our memorandum and articles of association authorizes our board of directors to issue additional common shares from authorized but unissued shares, to the extent available, from time to time as our board of directors shall determine.

Differences in Corporate Law

The BVI Act and the laws of the British Virgin Islands affecting British Virgin Islands business companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the laws of the British Virgin Islands applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

56

Mergers and similar arrangements

Under the laws of the British Virgin Islands, two or more companies may merge or consolidate in accordance with Section 170 of the BVI Act. A merger means the merging of two or more constituent companies into one of the constituent companies and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation, which must be authorized by a resolution of shareholders (except when a parent company merge with one or more subsidiary companies in accordance with Section 172 of the BVI Act).

While a director may vote on the plan of merger or consolidation even if he has a financial interest in the plan, the interested director must disclose the interest to all other directors of the company promptly upon becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the company.

A transaction entered into by our Company in respect of which a director is interested (including a merger or consolidation) is voidable by us unless the director’s interest was (a) disclosed to the board prior to the transaction or (b) the transaction is (i) between the director and the company and (ii) the transaction is in the ordinary course of the company’s business and on usual terms and conditions.

Notwithstanding the above, a transaction entered into by the company is not voidable if the material facts of the interest are known to the shareholders and they approve or ratify it or the company received fair value for the transaction.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision which, if proposed as an amendment to the memorandum or articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting to approve the plan of merger or consolidation.

The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration.

After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the British Virgin Islands.

A shareholder may dissent from a mandatory redemption of his shares, an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) or a consolidation. A shareholder properly exercising his dissent rights is entitled to a cash payment equal to the fair value of his shares.

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must give notice of this fact to each shareholder within 20 days who gave written objection. These shareholders then have 20 days to give to the company their written election in the form specified by the BVI Act to dissent from the merger or consolidation, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder.

Upon giving notice of his election to dissent, a shareholder ceases to have any shareholder rights except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding his dissent.

Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company must make a written offer to each dissenting shareholder to purchase his shares at a specified price per share that the company determines to be the fair value of the shares. The company and the shareholder then have 30 days to agree upon the price. If the company and a shareholder fail to agree on the price within the 30 days, then the company and the shareholder shall, within 20 days immediately following the expiration of the 30-day period, each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day prior to the shareholders’ approval of the transaction without taking into account any change in value as a result of the transaction.

57

Shareholders’ suits

There are both statutory and common law remedies available to our shareholders as a matter of British Virgin Islands law. These are summarized below:

Prejudiced members

A shareholder who considers that the affairs of the company have been, are being, or are likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory or unfairly prejudicial to him in that capacity, can apply to the court under Section 184I of the BVI Act, inter alia, for an order that his shares be acquired, that he be provided compensation, that the Court regulate the future conduct of the company, or that any decision of the company which contravenes the BVI Act or our memorandum and articles of association be set aside.

Derivative actions

Section 184C of the BVI Act provides that a shareholder of a company may, with the leave of the Court, bring an action in the name of the company to redress any wrong done to it.

Just and equitable winding up

In addition to the statutory remedies outlined above, shareholders can also petition for the winding up of a company on the grounds that it is just and equitable for the court to so order. Save in exceptional circumstances, this remedy is only available where the company has been operated as a quasi-partnership and trust and confidence between the partners has broken down.

Indemnification of directors and executive officers and limitation of liability

British Virgin Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any provision providing indemnification may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our memorandum and articles of association, we indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:

•

is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director; or

•	is or was, at our request, serving as a director or officer of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

58

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-takeover provisions in our memorandum and articles of association

Some provisions of our memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that provide for a staggered board of directors and prevent shareholders from taking an action by written consent in lieu of a meeting. However, under British Virgin Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association, as amended and restated from time to time, as they believe in good faith to be in the best interests of our company.

Directors’ fiduciary duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a transaction that is material to the company. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

Under British Virgin Islands law, our directors owe the company certain statutory and fiduciary duties including, among others, a duty to act honestly, in good faith, for a proper purpose and with a view to what the directors believe to be in the best interests of the company. Our directors are also required, when exercising powers or performing duties as a director, to exercise the care, diligence and skill that a reasonable director would exercise in comparable circumstances, taking into account without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In the exercise of their powers, our directors must ensure neither they nor the company acts in a manner which contravenes the BVI Act or our memorandum and articles of association, as amended and re-stated from time to time. A shareholder has the right to seek damages for breaches of duties owed to us by our directors.

Shareholder action by written consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. British Virgin Islands law provides that shareholders may approve corporate matters by way of a written resolution without a meeting signed by or on behalf of shareholders sufficient to constitute the requisite majority of shareholders who would have been entitled to vote on such matter at a general meeting.

Shareholder proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. British Virgin Islands law and our memorandum and articles of association allow our shareholders holding not less than one-third (1/3) of the votes of the outstanding voting shares to requisition a shareholders’ meeting. We are not obliged by law to call shareholders’ annual general meetings, but our memorandum and articles of association do permit the directors to call such a meeting. The location of any shareholders’ meeting can be determined by the board of directors and can be held anywhere in the world.

59

Cumulative voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under British Virgin Islands law, our memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, directors can be removed from office, with cause, by a resolution of shareholders or by a resolution of directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director.

Transactions with interested shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors. British Virgin Islands law has no comparable statute.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the BVI Act and our memorandum and articles of association, we may appoint a voluntary liquidator by a resolution of the shareholders or in certain circumstances, by resolution of directors.

Variation of rights of shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, if at any time our shares are divided into different classes of shares, the rights attached to any class may only be varied, whether or not our company is in liquidation, by a resolution passed at a meeting by a majority of the votes cast by those entitled to vote at a meeting of the holders of the issued shares in that class.

60

Amendment of governing documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by British Virgin Islands law, our memorandum and articles of association may be amended by a resolution of shareholders and, subject to certain exceptions, by a resolution of directors. Any amendment is effective from the date it is registered at the Registry of Corporate Affairs in the British Virgin Islands.

LEGAL MATTERS

Kaufman & Canoles, P.C., is acting as counsel for us with respect to certain legal matters as to United States federal securities law in this offering. Except as otherwise set forth in the applicable prospectus supplement, certain legal matters in connection with the securities offered pursuant to this prospectus will be passed upon for us by Campbells Legal (BVI) Limited to the extent governed by the laws of the British Virgin Islands. The address of Campbells Legal (BVI) Limited in the British Virgin Islands is Floor 4, Banco Popular Building, Road Town, Tortola VG1110. Certain legal matters as to PRC law will be passed upon for us by Guantao Law Firm. Additional legal matters may be passed on for us, or any underwriters, dealers or agents, by counsel that we will name in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of our Company appearing in our annual report on Form 20-F for the fiscal year ended December 31, 2025 have been audited by YCM CPA, Inc., independent registered public accounting firm, as set forth in the reports thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the Common Shares was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the Registrant. Nor was any such person connected with the Registrant as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

ENFORCEABILITY OF CIVIL LIABILITIES

UNDER UNITED STATES FEDERAL SECURITIES LAWS AND OTHER MATTERS

We are incorporated under the laws of the British Virgin Islands with limited liability. We are incorporated in the British Virgin Islands because of certain benefits associated with being a British Virgin Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, the British Virgin Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a lesser extent. In addition, British Virgin Islands companies may not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons or to enforce against them or against us, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

We have appointed CT Corporation System as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any State of the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Guantao Law Firm, our counsel as to Chinese law, has advised us that there is uncertainty as to whether the courts of China would (1) recognize or enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or (2) be competent to hear original actions brought in each respective jurisdiction, against us or such persons predicated upon the securities laws of the United States or any state thereof.

61

Guantao Law Firm has advised us that the recognition and enforcement of foreign judgments are provided for under the Chinese Civil Procedure Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of the Chinese Civil Procedure Law based either on treaties between China and the country where the judgment is made or in reciprocity between jurisdictions. China does not have any treaties or other agreements with the British Virgin Islands or the United States that provide for the reciprocal recognition and enforcement of foreign judgments. As a result, it is uncertain whether a Chinese court would enforce a judgment rendered by a court in either of these two jurisdictions.

We have been advised by Campbells Legal (BVI) Limited, our counsel as to British Virgin Islands law, that the United States and the British Virgin Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in commercial matters. In the case of a final and conclusive judgment obtained in a court of a foreign country (with which no reciprocal arrangements exist or extend), such as the United States, for either a liquidated sum (not in respect of penalties or taxes or a fine or similar fiscal or revenue obligations), or in certain circumstances, for in personam non-money relief, such judgment will be recognized and enforced in the British Virgin Islands courts without any re-examination of the merits at common law, by an action commenced on the foreign judgment in the British Virgin Islands courts. The courts would enforce the relevant judgment, provided that:

-	the judgment had not been wholly satisfied;

-

United States court had jurisdiction in the matter and the Company either submitted to the jurisdiction of the foreign court or was resident or carrying on business within such jurisdiction and was duly served with process;

-	in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of a court;

-

recognition or enforcement of the judgment in the British Virgin Islands would not be contrary to public policy or for some other similar reason the judgment could not have been entertained by the British Virgin Islands courts; and

-	the proceedings pursuant to which judgment was obtained were not contrary to natural justice.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

We are a foreign private issuer and file annual reports on Form 20-F and furnish or file reports on Form 6-K and other information with the SEC. This prospectus does not contain all of the information set forth in the registration statement or the exhibits that are a part of the registration statement. Our SEC filings are available to the public on the SEC’s website at http://www.sec.gov.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we file with them. The information we incorporate by reference into this prospectus is an important part of this prospectus. Any statement in a document we have filed with the SEC prior to the date of this prospectus and which is incorporated by reference into this prospectus will be considered to be modified or superseded to the extent a statement contained in this prospectus or any other subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes that statement. The modified or superseded statement will not be considered to be a part of this prospectus, except as modified or superseded.

62

We incorporate by reference into this prospectus the information contained in the following documents that we have filed with the SEC pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which is considered to be a part of this prospectus:

(1) Our Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed on May 14, 2026;

(2) All other reports filed by the Registrant pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the Annual Report on Form 20-F referred to in the paragraph above;

(3) The description of our 2014 Share Incentive Plan in our Registration Statement on Form S-8 (Registration No. 333-205821) filed pursuant to Rule 428 of the Securities Act on July 23, 2015.

All documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Registration Statement and prior to the filing of a post-effective amendment to this Registration Statement (that indicates that all securities offered have been sold or that deregisters all securities then remaining unsold) shall be deemed to be incorporated by reference in this Registration Statement and to be part hereof from the date of filing of such documents.

We also incorporate by reference all additional documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act that are filed after the effective date of the registration statement of which this prospectus is a part and prior to the termination of the offering of securities offered pursuant to this prospectus. We also incorporate by reference all additional documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act that are filed after the filing date of the registration statement of which this prospectus is a part and prior to effectiveness of that registration statement. We are not, however, incorporating, in each case, any documents or information that we are deemed to “furnish” and not file in accordance with SEC rules.

You may obtain a copy of these filings, without charge, by writing or calling us at:

Tantech Holdings Ltd

c/o Tantech Holdings (Lishui) Co., Ltd.

No. 10 Cen Shan Road, Shuige Industrial Zone, Lishui City, Zhejiang Province 323000

People’s Republic of China

+86 (578) 226-2309

Attn: Investor Relations

64

TANTECH HOLDINGS LTD

Up to 43,000,026 Class A Common Shares

PROSPECTUS

, 2026

No dealer, salesperson, or other person has been authorized to give any information or to make any representation not contained in this prospectus, and, if given or made, such information and representation should not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered by this prospectus in any jurisdiction or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in the facts set forth in this prospectus or in our affairs since the date hereof.

65

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8. Indemnification of Directors and Officers

British Virgin Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Under the memorandum and articles of association of the Company, the Company may indemnify its directors, officers and liquidators against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with civil, criminal, administrative or investigative proceedings to which they are party or are threatened to be made a party by reason of their acting as our director, officer or liquidator. To be entitled to indemnification, these persons must have acted honestly and in good faith with a view to the best interest of the Company and, in the case of criminal proceedings, they must have had no reasonable cause to believe their conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to our directors, officers and controlling persons (within the meaning of the Securities Exchange Act) pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 9. Exhibits

A list of exhibits filed with this registration statement on Form F-3 is set forth on the Exhibit Index and is incorporated herein by reference.

Item 10. Undertakings

(a)(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

66

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided however, that:

A.

Paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement; and

B.

Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	If the registrant is relying on Rule 430B:

(a)

Each prospectus filed by the registrant pursuant to Rule 424(b)(3)shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(b)

Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

67

(ii)

If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

68

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Registration Statement or Amendment thereto on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lishui, Zhejiang Province, the PRC on June 2, 2026.

TANTECH HOLDINGS LTD

By:	/s/ Zheyuan Liu
Name:	Zheyuan Liu
Title:	Chief Executive Officer

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Zheyuan Liu and his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement and any and all related registration statements pursuant to Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, the following persons in the capacities and on the dates indicated have signed this Registration Statement or Amendment thereto on Form F-3.

SIGNATURE	TITLE	DATE

/s/ Zheyuan Liu	Chief Executive Officer	June 2, 2026
Zheyuan Liu

/s/ Weilin Zhang	Chief Financial Officer and Director	June 2, 2026
Weilin Zhang

/s/ Mingqin Dong	Chief Operating Officer	June 2, 2026
Mingqin Dong

/s/ Yefang Zhang	Director and Chairwoman of the Board	June 2, 2026
Yefang Zhang

/s/ Mengqi Liao	Director	June 2, 2026
Mengqi Liao

/s/ Hongdao Qian	Director	June 2, 2026
Hongdao Qian

/s/ Shudong Wang	Director	June 2, 2026
Shudong Wang

69

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
4.1	Form of Series E Warrants (incorporated by reference to Exhibit 99.3 to the Report on Form 6-K filed with the SEC on April 2, 2026)
4.2	Form of Series F Warrants (incorporated by reference to Exhibit 99.4 to the Report on Form 6-K filed with the SEC on April 2, 2026)
5.1+	Opinion of Campbells Legal (BVI) Limited
5.2+	Opinion of Guantao Law Firm
23.1+	Consent of YCM CPA, Inc.
23.2+	Consent of Campbells Legal (BVI) Limited (contained in Exhibit 5.1)
23.3+	Consent of Guantao Law Firm (contained in Exhibit 5.2)
24.1+	Power of Attorney (contained on signature page)
107*	Filing fee table

*	To the extent applicable, to be filed by an amendment or as an exhibit to a document filed under the Exchange Act and incorporated by reference herein.

**	To be filed in accordance with the requirements of Section 305(b)(2) of the Trust Indenture Act of 1939 prior to any issuance of Debt Securities.

+	Furnished herewith.

70